UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Partners Fund

Small-Cap Fund

International Fund

December 31, 2011

Cautionary Statement

One of Southeastern’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe Longleaf shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals, and we have confidence in our opinions, actual results may differ materially from those we anticipate. Information provided in this report should not be considered a recommendation to purchase or sell any particular security.

You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment may be worth more or less than the purchase price. Call (800)445-9469 or go to southeasternasset.com for current performance information and southeasternasset.com/misc/prospectus.cfm for the Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about fund investment objectives, risks and expenses.

The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisals of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:

•	The quality of the businesses we own or the managements that run them;
•	The cash held in the portfolio and when that cash will be invested;
•	The range or distribution of individual P/V’s that comprise the average; and
•	The sources of and changes in the P/V.

When all of the above information is considered, the P/V is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.

© 2012 Southeastern Asset Management, Inc. All Rights Reserved.
Longleaf, Longleaf Partners Funds and the pine cone logo are registered trademarks of Longleaf Partners Funds Trust. Southeastern Asset Management, Inc. is a registered trademark.

Contents

Letter to Shareholders	1

Longleaf Partners Fund (Partners Fund)

Management Discussion	8

Performance History	10

Portfolio Summary	11

Portfolio of Investments	12

Longleaf Partners Small-Cap Fund (Small-Cap Fund)

Management Discussion	16

Performance History	18

Portfolio Summary	19

Portfolio of Investments	20

Longleaf Partners International Fund (International Fund)

Management Discussion	22

Performance History	24

Portfolio Summary	25

Portfolio of Investments	26

Financial Statements and Footnotes	30

Financial Highlights	48

Report of Independent Registered Public Accounting Firm	50

Statement Regarding Basis for Approval of Investment Advisory Contracts	51

Expense Example	56

Information on Boards of Trustees	58

Fund Information	60

Service Directory	61

Longleaf Partners Funds ■ 1

Letter To Our Shareholders

After delivering strong returns in 2009 and 2010, we are disappointed to report weak results for 2011. We prefer every year be outstanding, but our multi-year orientation focuses us on longer investment time horizons. Over Southeastern’s 36 year history, most five year holding periods have been rewarding. Currently, however, our five year returns are burdened by the unprecedented 2008 price declines. Unfortunately, 2011 did nothing to offset our most challenged year.

Cumulative Returns at December 31, 2011

	Since
	Inception(1)	20 Year	Ten Year	Five Year	Three Year	One Year	4Q

Partners Fund (Inception 4/8/87)	1102.46%	612.03%	44.35%	(13.48)%	75.92%	(2.85)%	10.53%

S&P 500 Index	657.84	350.12	33.35	(1.24)	48.59	2.11	11.82

Small-Cap Fund (Inception 2/21/89)	817.43	754.61	130.85	7.21	85.91	1.79	9.11

Russell 2000 Index	558.51	413.44	72.76	0.75	54.59	(4.18)	15.47

International Fund (Inception 10/26/98)	152.31	na	33.76	(22.27)	11.61	(20.29)	0.55

EAFE Index	47.60	na	57.78	(21.48)	24.75	(12.14)	3.33

Inflation + 10%	(2)	953.31	224.06	78.30	41.97	12.96	na

(1)	During the inception years, the S&P 500 and the EAFE Indices were available only at month-end; therefore the S&P 500 value at 3/31/87 and the EAFE value at 10/31/98 were used to calculate performance since inception.

(2)	Inflation + 10% since inception for the Partners, Small-Cap and International Funds was 1896.82%, 1464.43% and 373.27%, respectively.

    Average Annual Returns at December 31, 2011

	Since
	Inception(1)	20 Year	Ten Year	Five Year	Three Year	One Year

Partners Fund (Inception 4/8/87)	10.58%	10.31%	3.74%	(2.85)%	20.72%	(2.85)%

S&P 500 Index	8.53	7.81	2.92	(0.25)	14.11	2.11

Small-Cap Fund (Inception 2/21/89)	10.18	11.32	8.73	1.40	22.96	1.79

Russell 2000 Index	8.60	8.52	5.62	0.15	15.63	(4.18)

International Fund (Inception 10/26/98)	7.27	na	2.95	(4.91)	3.73	(20.29)

EAFE Index	3.00	na	4.67	(4.72)	7.65	(12.14)

See pages 10, 18 and 24 for additional performance information.

2 ■ Annual Report

Letter To Our Shareholders

...we have
summarized the investment case
for the five
largest holdings
in each Fund.

As the largest shareholder of the Longleaf Partners Funds, we are not pleased with these results. We are, however, highly confident future returns should be exceptionally rewarding because of the quality of the businesses we own, their prospects over the next five years, and the compellingly low prices we are paying for them. This unique collection of opportunities would not exist had there not been the macro fears and resulting high market correlations in the third quarter that damaged 2011 results.

Because our future returns will be determined by the companies in the Longleaf portfolios, we have summarized the investment case for the five largest holdings in each Fund. These names are representative of the caliber of our portfolio components. The qualified merits of “business, people, price,” including the current free cash flow (FCF) yield at each, will illustrate why we are convinced we should deliver positive, excess performance over the next few years.

Building Blocks for Future Performance

Partners Fund

Five Largest Holdings	%
Dell	8.9

Chesapeake Energy	7.7

Loews	6.6

Aon	6.1

DIRECTV	5.7

Dell: Based in Austin, Dell has transformed its business by offering a combination of servers, services, storage, and software to provide enterprise solutions which now dominate and complement the desktop and laptop computing segment. As the world becomes “unplugged,” demand for solutions to manage hardware, software, and security will grow. With Dell’s product mix change, the company has delivered substantially higher margins and earnings. Michael Dell, founder and CEO, is a multi-billion dollar owner and has been a major insider purchaser over the last year. The market continues to focus on the “dying” PC business even though it is only a little over 25% of our appraisal value, and analysts persist in evaluating the company against the consumer market which represents only about 10% of revenues. In assigning a multiple to the earnings, most analysts also disregard the large net cash that generates virtually no earnings and equals over a quarter of the share price. As long as the market ignores the growing free cash flow coupon, Dell should continue to use much of it to repurchase shares and build value even faster. Using expected 2012 FCF, the company’s FCF yield is 16.2%, but adjusted for the net cash, is over 20%.

Chesapeake Energy: Based in Oklahoma City, Chesapeake has assembled at low cost the best set of natural gas assets in the U.S. and a rapidly growing portfolio of oil reserves and production. Aubrey McClendon, co-founder and CEO, has been controversial but has consistently monetized assets at far above cost through either joint ventures like the most recent Utica transaction in late 2011 or the full sale of the Fayetteville holdings in early 2011. The stock sells for less than half of our NAV in part because the market doubts McClendon’s willingness to spend less than cash flow on additional lease acreage, but mostly because natural gas has declined to under $3/mcf due to oversupply and the current warm winter. At these prices, drilling is unprofitable, and supply will eventually decline as gas drilling commitments are met and rigs move to much more profitable oil wells. Longer term, LNG (liquefied natural gas) facilities are preparing to export gas to Asia and Europe where prices are over $10/mcf and transportation, industrial, and electricity generation demand is accelerating. Natural gas assets continue to attract large offshore buyers at substantially higher prices than Chesapeake sells for in the market. The free cash flow yield with $3/mcf gas and flat production in 2012 is 7.6%, but if adjusted for a higher gas price a year or two out as the futures curve suggests, the yield is well into the double digits. These numbers are also before backing out $10-15 per share for assets such as drilling carries, oil service company investments, and pipelines that provide little in earnings today but will probably soon be monetized at good prices.

Longleaf Partners Funds ■ 3

Loews: Based in New York, Loews is a diversified holding company sagaciously stewarded by Jim Tisch and his management team. In addition to $4 billion in cash available to deploy opportunistically, the company’s primary assets are CNA, a dramatically improved property/casualty insurer led by talented Chubb alum, Tom Motamed, Diamond Offshore, an offshore drilling rig operator with substantial cash flow and a history of acquiring, leasing, and disposing of rigs successfully in a volatile industry, and Boardwalk, a natural gas pipeline and storage company with a growing cash coupon. The Tisch family owns approximately 25% of the stock and has intelligently allocated capital and delivered value growth for investors over decades. The company sells for roughly half of appraised value, in large part due to the mispricing of publicly traded CNA and the resulting conglomerate discount on Loews. Not only does insurance remain out of favor, but the results of Motamed’s turnaround have not been given credit, and earnings are highly volatile with the unpredictability of insured events. CNA shares sell for half of book value. As long as Jim Tisch is making capital allocation decisions, whether for large share repurchases at these discounts or for high-return acquisitions, we believe value will grow materially. Using consensus 2012 earnings, the company’s current FCF yield is 9.0%, but adjusted for the net cash, is 11.6%.

Aon: With a planned headquarters move from the U.S. to London, Aon is the top global insurance broker in an oligopoly. The company also is a leader in the investment and benefits consulting business. CEO Greg Case and his team have increased margins substantially and gained share over the last six years. Additionally, they have reinvested the growing cash coupon into Aon’s discounted shares and several successful acquisitions. The stock sells below 70% of our appraisal because of both depressed earnings from low interest on premium float and a substantial difference in reported and cash earnings due to goodwill amortization from acquisitions. As long as the shares remain significantly undervalued, management expects to grow value-per-share by meaningful repurchase activity. Based on 2012 expected FCF, Aon yields 10.1%.

DIRECTV: Based in El Segundo, DIRECTV is the largest satellite broadcaster in the U.S. and has dominant market share in Latin America. Domestically the company offers unique technology and programming that attract high-end customers with little churn. In Latin America, most countries have no alternative because neither cable nor fiber have been or will be laid where there is minimal infrastructure. The market puts a low growth multiple on the entire earnings stream, not accounting for the more valuable emerging market growth. Additionally, SAC (subscriber acquisition cost) is counted against earnings rather than being treated as discretionary capex that provides a return via revenues over multiple years. The stock trades below 70% of our appraisal, and Mike White has done a tremendous job building value by using the substantial cash coupon to buy in shares aggressively at deeply discounted levels. The free cash flow yield based on 2012 expected FCF is 10.3%.

Partners Fund FCF Yield Summary	%
Average FCF Yield(a)	10.6

Average Adjusted FCF Yield(a)	13.9

S&P 500 Earnings Yield(b)	7.9

See footnote on page 7.

Small-Cap Fund

Five Largest Holdings	%
Texas Industries	7.6

tw telecom	7.1

Lamar Advertising	6.4

Service Corp	6.1

Madison Square Garden	5.5

Texas Industries: Based in Dallas, Texas Industries (TXI) owns valuable aggregate assets and cement plants in California and Texas, where TXI is the largest producer. These are two of the most populous states with Texas among the fastest growing, and they receive the largest share of federal highway spending. Since new cement

4 ■ Annual Report

Letter To Our Shareholders

plants are difficult to permit and build, TXI’s facilities have a capacity and cost advantage in these top markets. The stock sells far below replacement value because depressed residential and commercial construction and lack of a transportation bill in Congress have created uncertainty as to when demand will increase utilization rates beyond 50% to levels that produce meaningful free cash flow. In the last year, others have paid per ton prices for U.S. cement plants that make TXI a steal. Our appraisal is based on future free cash flows and replacement values for the assets. Because of the low plant utilization, TXI may not generate FCF in 2012.

These names
are representative
of the caliber of
our portfolio
components.

tw telecom: With headquarters in Littleton, CO, tw telecom (TWTC) is a leading national provider of managed telecommunications services for businesses. Because they own their local area fiber networks, the company provides superior facilities-based services versus most competitors who are re-sellers that must pay to use others’ networks. Management has the best operating record among CLECs (competitive local exchange carriers). The market puts an industry multiple on GAAP earnings, which are far below net free cash flow because of large depreciation from building out the network. TWTC’s margins are much higher than those of industry re-sellers, warranting a higher multiple for TWTC. The FCF yield based on estimated 2012 free cash flow is 0.6%. Adjusted for the excess depreciation, the yield is 10.8%.

Lamar Advertising: Based in Baton Rouge, Lamar owns supply-constrained real estate via billboards, primarily in mid-tier markets. The company’s boards have a competitive advantage due to strong local market share and regulations that make building new supply difficult. We have owner operators in the Reilly family who added to their stake near the lows of 2011. Their history includes smart acquisitions as well as prudent balance sheet management. The market has sold the stock down because of skepticism over the virtue of converting to digital boards and concerns about leverage given volatile local advertising since the recession. Debt is being paid down at a rapid pace, and the company’s recent results have shown improved local advertising as well as incremental benefits from digital. Our appraisal is below comparable transactions, and the value should grow rapidly as the economy returns to more normal growth. Based on 2012 FCF estimates, the FCF yield is 10.9%.

Service Corp: Headquartered in Houston, Service Corp is the largest provider of death care products and services in the U.S. The company’s vast real estate assets cannot be replicated because of the difficulty permitting cemeteries. Management not only has delivered strong operating results, but has a record of generating high returns through acquisitions and share repurchases. The market penalizes the stock because a decreased death rate is currently depressing earnings. This challenge will fade with the wave of baby boomers moving into their later years. Estimated free cash flow for 2012 provides a 10.3% FCF yield.

Madison Square Garden: Based in New York, Madison Square Garden (MSG) owns one of the most valuable regional sports networks at a time when live sports content is increasingly important to traditional distributors. In addition, the company owns two of the best franchises in the NBA and NHL (Knicks and Rangers) and the iconic Madison Square Garden arena in which these teams play. The Dolan family controls the company, owns 20%, and has done a tremendous job building network value. The market is punishing the stock because the teams are generating no profits currently, and MSG’s billion dollar arena renovation that will draw higher team revenues is depressing this year’s earnings. The media network generates a valuable cash coupon, and comparable transactions imply a breakup value of the teams and arena over twice the stock’s price. Additionally, programming contracts with huge revenues are being signed, causing the values of big-market NBA teams to explode. Because of the current renovation, 2012 FCF will be negative. Adjusted for the arena renovation, the FCF yield is 7.0%.

Longleaf Partners Funds ■ 5

Small-Cap Fund FCF Yield Summary	%
Average FCF Yield(c)	4.3

Average Adjusted FCF Yield(c)	9.8

Russell 2000 Earnings Yield(b)	6.4

See footnote on page 7.

International Fund

Five Largest Holdings	%
Fairfax	8.4

ACS	7.0

Ferrovial	6.4

Philips	6.3

Carrefour	6.0

Fairfax: Based in Toronto, Fairfax is a holding company with an array of global insurance and reinsurance companies that constitute a significant emerging markets presence. The company has the underwriting capacity to significantly grow profits and float when insurance prices are attractive. The decentralized management culture has attracted high-caliber talent that has generated cheap float. Prem Watsa, the founder, a large owner, and a uniquely capable investor, has used these float assets to deliver stellar investment returns. The price is less than 70% of our conservative assessment of intrinsic value due to the market’s dislike of the unpredictability of reported earnings (uncertain timing of insured events) and depressed insurance pricing over the last five years. Premiums have begun to increase, and Watsa is taking advantage of market volatility to produce large capital gains on investment assets. Using consensus 2012 EPS estimates, the free cash flow yield is 6.4%, but assuming a 15% ROE which the company historically has delivered, the yield is 13.7%.

ACS: Headquartered in Madrid, ACS is one of the world’s largest global infrastructure engineering firms providing construction and management of utility networks, transportation systems, airports, waste facilities, and similar large projects. Through its own business and its stakes in Hochtief and Leighton, the company’s unique capabilities and experience provide an advantage in pursuing large civil works projects. CEO Florentino Perez owns 13%, and other board members hold an additional 40%. The company sells for approximately half of our valuation because the market oversimplifies this as a Spanish business with optically high leverage. In addition, many question ACS’ strategy around its 19% ownership of Iberdrola, Spain’s #1 utility and the largest owner of renewable assets in the world. In fact, less than half of ACS’ direct operating exposure is to Spain, and most is outside of Europe when looking through their 50% ownership of Hochtief. The debt, which financed the stakes in Iberdrola and Hochtief, is extended through 2015, and, importantly, is non-recourse to ACS. A recent court victory gives ACS increased rights at Iberdrola, making it easier to pursue a significant and profitable investment outcome. Over the next few years without any Spanish or European economic recovery, ACS should generate a stable earnings coupon from its long-dated concession contracts, build construction projects around the world, and monetize assets when buyers are willing to pay fair prices for high-yielding infrastructure as they did in 2011 with some of ACS’ wind, solar, and toll road assets. Although strapped municipalities have made the market bearish on infrastructure spending, projects that physically must be done will have to be private-public partnerships, aided by today’s low interest rates. ACS is a world leader in privatized infrastructure projects. The company’s current free cash flow yield based on expected 2012 FCF is 16.8%, and if adjusted for sold assets and assets held for sale, is over 30%.

Ferrovial: Based in Madrid, Ferrovial owns two of the best infrastructure assets in the world: London’s Heathrow Airport (through BAA) and the ETR-407 toll road in Toronto. These assets are superior because of the long-term concession agreements in place and their pricing power (tariffs in the U.K. are raised at RPI + 7%, and in Canada toll tariffs have risen an average of over 10% per year for the past eleven years). Rafael del Pino’s family founded the company, owns 45%, and has been an opportunistic value builder. Within the last two years, they sold 10% of the 407 and 6% of BAA at substantial premiums to

6 ■ Annual Report

Letter To Our Shareholders

our value and the stock’s market multiple. We bought Ferrovial at less than 60% of our appraisal in 2011 as others focused on what looks like a levered Spanish construction company at first glance. The debt is 100% non-recourse held against the concession assets, and they have net cash at the holding company. Over 80% of assets are outside Spain and the Eurozone. Asset values should continue to grow with increasing transportation demand and the pricing allowances. Additionally, BAA will start paying dividends to Ferrovial in 2012. Management is likely to continue to crystallize value through the sale of stakes in these core infrastructure properties as long as the market under prices them. The 2012 estimated free cash flow yield is 8.7% and adjusted for the cash, is 9.9%.

Never in our
investing careers
has the prospective
return on corporate
ownership so
surpassed the return
on long-term
lending.

Philips: Based in Amsterdam, Philips is one of the three leading medical diagnostic and treatment device companies in the world and the leader in lighting. The company’s consumer health products such as Norelco dry shavers and Sonicare toothbrushes are also dominant brands. Nearly 40% of revenues come from burgeoning emerging markets. When the new CEO and CFO, Frans van Houten and Ron Wirahadiraksa, took over in the second quarter of 2011, they immediately began to address bloated costs, set achievable 2013 targets for each segment, and announced a share buyback of €2bn, equal to 15% of the company. They also disposed of the challenged television division. The stock trades at 60% of our appraisal. Philips’ profit misses under previous management have made analysts skeptical that the improvements implemented by our current partners will deliver results by 2013. These dominant worldwide businesses are growing, and the substantial repurchases at discounted prices are augmenting value-per-share accretion. The current free cash flow yield is 8.6% based on expected 2012 FCF which includes a number of one-time charges. Adjusting for those, the yield is 10.1%.

Carrefour: Headquartered in Paris, Carrefour is the number two retailer in the world with top food share in France, Spain, and Brazil. Over one third of cash flow comes from rapidly growing emerging markets including China. Blue Capital, a joint venture between Colony Capital and Europe’s richest man, Bernard Arnault, holds three board seats and more than 20% of votes. Over the last fourteen months they successfully pursued selling both non-core geographies such as Thailand and owned real estate such as French supermarkets for multiples well above those implicit in the stock’s price. In addition, the company successfully spun off Dia, its hard goods discount retailer. Dia is now listed on the Spanish stock exchange and a member of the IBEX 35. Carrefour’s 60% price-to-value ratio reflects the market’s assumption that margins and sales in France will stay at trough levels and ignores both the faster growing emerging market business and the significant worth of the company’s real estate. Blue Capital is committed to capturing value recognition for Carrefour’s dominant market share positions and valuable real estate. We believe they are likely to pursue additional high-return asset sales and to force adjustments needed to move French operating margins from current trough levels. Unlike most of our holdings which have positive momentum, the challenges for Carrefour in the very short term will get harder before they get easier. Premised on conservative 2012 free cash flow projections, the company’s current FCF yield is 11.4%.

International Fund FCF Yield Summary	%
Average FCF Yield(a)	10.4

Average Adjusted FCF Yield(a)	15.5

EAFE Earnings Yield(b)	9.3

See footnote on page 7.

The Great Dichotomy
Never in our investing careers has the prospective return on corporate ownership so surpassed the return on long-term lending. Never has the risk of permanent capital loss from long-term lending been so great. Oft-discussed macro fears and the accompanying market volatility have driven investors from equities into the supposed security of U.S. government bonds and other highly rated sovereign and corporate debt. The January 5, 2012 USA Today headline, “Bonds Outperform Stocks over 30 Years,” highlighted this flight and was reminiscent of the 1979 Business Week “Death of

Longleaf Partners Funds ■ 7

Equities” headline that preceded the high stock returns of the 1980s. Unlike the double-digit yields that 10-year Treasurys offered in the early eighties, today’s below 2.0% government yields are meager competition for the S&P 500’s earnings yield of 7.9%, the Russell 2000’s 6.4%, and the EAFE’s 9.3%. Moreover, and surprising to some, equities are even more attractive vis-à-vis bonds today than at the end of 2008, the worst economic downturn and bear market in our lifetime. Because of the large and unprecedented spreads between “safe” lending and business ownership yields shown above, we believe it is almost certain investors will begin swapping low or no return debt instruments for the much higher returns that high quality equities offer. According to the Wall Street Journal story on January 13th titled “China Reserve Changes Weighed,” China has begun to reconsider its approach to investing its $3.2 trillion in foreign-exchange reserves. The chairman of China’s largest state-owned bank indicated that “China may invest more of its...reserves in stocks, enterprises, and other assets as it looks for ways to boost returns.”

The Opportunity
As indicated in each Fund’s summary table, our largest holdings’ adjusted FCF yield, which represents how true business owners would calculate their current FCF yield ranges between 9.8% and 15.5%, and is growing and after-tax. Not only are the adjusted yields much more attractive than the earnings yields of the indices, but the quality of our businesses far surpasses that of a random collection of hundreds of companies. We own a select group of industry leaders with sustainable competitive advantages and vested CEO and board partners who are building shareholder value. The Funds are selling at or below a 60% P/V. We expect to deliver outsized, risk-adjusted returns as our business franchises continue to produce, grow, retain, and intelligently reinvest their FCF coupons, and the markets arbitrage our FCF yields and values to those offered by inferior companies and low-yielding debt securities.

When our analysts communicate in writing, in the absence of being able to raise our voices and pound the table to convey our convictions, we WRITE IN ALL CAPS. As we enter 2012, we want to express to you our belief that WE OWN SUPERIOR BUILDING BLOCKS THAT SHOULD GENERATE OUTSTANDING FUTURE INVESTMENT RETURNS.

Sincerely,

O. Mason Hawkins, CFA
Chairman & Chief Executive Officer
Southeastern Asset Management, Inc.

G. Staley Cates, CFA
President & Chief Investment Officer
Southeastern Asset Management, Inc.

February 10, 2012

(a)	Unweighted average from five largest holdings.

(b)	FactSet 2012 P/E estimates inverted to calculate yield.

(c)	Unweighted average from five largest holdings, excluding TXI where replacement value is more relevant than 2012 FCF.

8 ■ Annual Report	Partners Fund

Partners Fund Management Discussion

Longleaf Partners Fund gained 10.5% in the fourth quarter to finish the year down 2.9%. These results fell below our absolute annual return goal of inflation plus 10% as well as the S&P 500 performance of 11.8% and 2.1% for the same two periods. Over longer holding periods, the Fund has outpaced the Index. In the three years since the unprecedented market decline of 2008, the Fund’s absolute returns have far exceeded our goal.

Cumulative Returns at December 31, 2011

	20 Year	Ten Year	Five Year	Three Year	One Year

Partners Fund	612.03%	44.35%	(13.48)%	75.92%	(2.85)%

S&P 500 Index	350.12	33.35	(1.24)	48.59	2.11

Inflation + 10%	953.31	224.06	78.30	41.97	12.96

See page 10 for additional performance information.

Positive returns over the last three months helped the Fund recover from much of the third quarter slide. Both of the Fund’s building materials investments rose with diminished fears of a U.S. recession. Cemex gained 71% but remained among the worst performers for the full year. Vulcan Materials rose 43% after Martin Marietta (MLM) made an offer to acquire the company. We are encouraging Vulcan management to engage in talks with MLM to explore a combination that could be beneficial to both companies. (We hold MLM in the Small-Cap Fund.) A number of other companies gained over 20% in the quarter. Disney rose with positive results at the theme parks and at ESPN where revenues and operating income grew in the teens. We trimmed shares, which remain well below our appraisal, to a normal 5% position. Travelers continued its substantial repurchase program at discounted prices and reported increased premiums with pricing gains across all three lines of business. Pricing has been a challenge since 2008, and three straight quarters of increases in the business insurance unit indicates that the soft market has bottomed and started to turn. FedEx also reported pricing power across all segments as well as stock repurchases. The company expects to benefit from modest GDP growth around the world in 2012. Yum! gained 20% in the quarter and was the Fund’s largest performance contributor for the year. The company’s international business continued to drive results, primarily at KFC China. We scaled the position on the stock’s strength, but the price does not fully reflect intrinsic value or future growth prospects including expansion in India and other emerging markets. News Corp gained 14% in the year, making the company a top contributor to the Fund’s 2011 return. We sold the position in the fourth quarter.

Most of the Fund’s businesses positively impacted performance in the fourth quarter, but four stocks declined. Chesapeake Energy’s (CHK) 13% retreat in 2011 occurred in the last three months. Natural gas fell below $3/mcf because of a warm winter and oversupply, and CHK traded in correlation with the commodity. As discussed in the shareholder letter at the outset of this report, we own the best set of U.S. natural gas assets and a rapidly growing portfolio of oil reserves and production at less than half of our appraisal, which assumes that gas prices follow the current futures curve. Chesapeake’s oil and gas reserves have increased in recent months. Level(3), which declined 24% in the quarter but gained 16% for the year, completed its acquisition of Global Crossing. The price fell after Global Crossing’s operating cash flow (OCF) came in slightly below guidance, even though Level(3) met top line expectations and exceeded OCF growth estimates. Because Level(3) provides only yearly guidance, Global Crossing did not indicate its expectations for the next quarter. This post-merger cessation of quarterly guidance for Global Crossing spooked the market but did not impact the combined

Partners Fund	Longleaf Partners Funds ■ 9

company’s value which we appraise at almost three times higher than its current price. More disappointing has been NKSJ which lost 12% in the quarter and 30% over the year due primarily to losses incurred in the March earthquake and tsunami and the Japanese stock market decline which negatively impacted investment performance. We pared back our investment throughout the year and subsequently fully liquidated the position because management has failed to reap the benefits of the 2010 merger of NipponKoa and Sompo as promised; as Jim Thompson put it, “the only thing they’ve merged is their name.” Furthermore, they have used capital to buy fully priced overseas insurers rather than buying in their own extremely undervalued stock. We also sold our minimal remaining shares in TDS which was barely down in the quarter but fell 35% over the year. As we have previously discussed, our initial assessment of management was wrong, and the controlling Carlson family prevented us from being paid for the valuable wireless network and spectrum held by TDS and US Cellular. Although up 8% in the quarter, Bank of New York Mellon was also among the detractors from performance over the year. As discussed in the Fund’s third quarter report, the company’s results are being muted by low interest rates and capital market headwinds. We believe, however, that value will continue to build even in this challenged environment because of the underlying strength of the company’s dominant custody, treasury services, and wealth management businesses and because CEO Gerald Hassell is taking advantage of the stock’s extreme undervaluation by repurchasing shares.

In the fourth quarter, the market’s strength gave us few buying opportunities. The Fund has almost 6% in cash which gives us the liquidity to take advantage of new opportunities as they arise.

... the average
value across the
portfolio’s holdings
grew at 10% in 2011...
We begin 2012 with a compelling portfolio that we believe should deliver solid results. The companies we own have dominant industry positions and advantages over their competitors. Almost all of our management partners are heavily vested and have a record of building value. Because of the quality of our businesses and partners, the average value across the portfolio’s holdings grew at 10% in 2011, and we think that pace of growth is likely to continue or accelerate. The Fund’s P/V is at an extremely attractive and rare mid-50%s level.

10 ■ Annual Report	Partners Fund

Performance History

Comparison of Change in Value of $10,000 Investment
Since Inception April 8, 1987

Average Annual Returns at December 31, 2011

	Since Inception	20 Year	Ten Year	Five Year	One Year

Partners Fund	10.58%	10.31%	3.74%	(2.85)%	(2.85)%

S&P 500 Index	8.53	7.81	2.92	(0.25)	2.11

Inflation + 10%	12.87	12.49	12.48	12.26	12.96

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. Because the S&P 500 Index was available only at month-end in 1987, we used the 3/31/87 value for performance since inception. This index is unmanaged and is not hedged for foreign currency risk. Prior to 2010 the Fund used currency hedging as a routine investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or visit southeasternasset.com for more current performance information.

Partners Fund	Longleaf Partners Funds ■ 11

Portfolio Summary

Portfolio Holdings at December 31, 2011

		Net Assets
Common Stock, Options, & Swap		92.6%

Dell Inc. (Stock & Options)	8.9

Chesapeake Energy Corporation	7.7

Loews Corporation	6.6

Aon Corporation	6.1

DIRECTV	5.7

The Travelers Companies, Inc.	5.6

Koninklijke Philips Electronics N.V.	5.3

Vulcan Materials Company	5.3

The Walt Disney Company	5.3

FedEx Corporation	5.0

Abbott Laboratories	4.7

InterContinental Hotels Group PLC	4.6

The Bank of New York Mellon Corporation	4.5

Liberty Interactive Corporation	4.4

Cemex S.A.B. de C.V. ADS (Stock & Swap)	3.5

Yum! Brands, Inc.	3.3

Level(3) Communications, Inc.	2.0

Willis Group Holdings Public Limited Company	1.4

NKSJ Holdings, Inc.	1.0

Colgate – Palmolive Company (Net Options)	0.9

Franklin Resources, Inc.	0.8

Corporate Bonds		1.5

Level (3) Communications, Inc.	1.5

Cash Reserves		5.7

Other Assets and Liabilities, net		0.2

		100.0%

Portfolio Changes
January 1, 2011 through December 31, 2011

New Holdings	Quarter
Abbott Laboratories	1Q

Colgate - Palmolive Company Options	1Q

Franklin Resources, Inc.	4Q

Global Crossing Limited	2Q

InterContinental Hotels Group PLC ADR	3Q

Eliminations

Campbell Soup Company	3Q

Global Crossing Limited (Level (3) Communications, Inc.)(a)	4Q

Lockheed Martin Corporation	3Q

News Corporation – Class A	4Q

Pioneer Natural Resources Company	2Q

Telephone and Data Systems, Inc.	1Q

Telephone and Data Systems, Inc. – Special	4Q

(a)	Resulting from corporate action (associated holding)

12 ■ Annual Report	Partners Fund

Portfolio of Investments

Common Stock

	Share Quantity	Market Value	% of Net Assets

Air Freight & Logistics

FedEx Corporation(d)	4,723,000	$394,417,730	5.0%

Capital Markets

The Bank of New York Mellon Corporation	17,879,895	355,988,709	4.5
Franklin Resources, Inc.	650,787	62,514,599	0.8

		418,503,308	5.3

Computers & Peripherals

Dell Inc.*(d)	33,804,000	494,552,520	6.2

Construction Materials

Cemex S.A.B. de C.V. ADS* (Foreign)	51,950,307	280,012,155	3.5
Vulcan Materials Company(b)	10,704,110	421,206,728	5.3

		701,218,883	8.8

Diversified Telecommunication Services

Level(3) Communications, Inc.*(b)	9,579,436	162,754,618	2.0

Hotels, Restaurants & Leisure

InterContinental Hotels Group PLC (Foreign)(b)	19,147,000	344,034,658	4.3
InterContinental Hotels Group PLC ADR (Foreign)(b)	1,331,245	23,949,098	0.3
Yum! Brands, Inc.	4,499,960	265,542,640	3.3

		633,526,396	7.9

Industrial Conglomerates

Koninklijke Philips Electronics N.V. (Foreign)	16,789,000	353,749,977	4.4
Koninklijke Philips Electronics N.V. ADR (Foreign)	3,247,831	68,042,059	0.9

		421,792,036	5.3

Insurance

Aon Corporation(d)	10,442,812	488,723,602	6.1
Loews Corporation(d)	13,853,000	521,565,450	6.6
NKSJ Holdings, Inc. (Foreign)	4,069,925	79,843,923	1.0
The Travelers Companies, Inc.(d)	7,588,400	449,005,628	5.6
Willis Group Holdings Public Limited Company (Foreign)	2,800,000	108,640,000	1.4

		1,647,778,603	20.7

Internet & Catalog Retail

Liberty Interactive Corporation — Series A*	21,431,321	347,508,870	4.4

Media

DIRECTV — Class A*	10,668,141	456,169,709	5.7
The Walt Disney Company(d)	11,222,000	420,825,000	5.3

		876,994,709	11.0

Oil, Gas & Consumable Fuels

Chesapeake Energy Corporation(d)	27,410,576	610,981,739	7.7

Pharmaceuticals

Abbott Laboratories	6,650,000	373,929,500	4.7

Total Common Stocks (Cost $6,799,270,518)		7,083,958,912	89.0

See Notes to Financial Statements

Partners Fund	Longleaf Partners Funds ■ 13

continued

Common Stock
	Share Quantity	Market Value	% of Net Assets

Corporate Bonds

	Principal Amount

Diversified Telecommunication Services

Level(3) Communications, Inc., 15% Convertible Senior Notes due 1/15/13(b)(c) (Cost $100,062,000)	100,062,000	$115,696,688	1.5

Options Purchased(e)

	Share Equivalents

Computers & Peripherals

Dell Inc. Call, 12/14/15, with Deutsche Bank, Strike Price $7	12,500,000	110,875,000	1.4
Dell Inc. Call, 12/14/15, with Morgan Stanley, Strike Price $7	12,500,000	106,000,000	1.3

		216,875,000	2.7

Household Products

Colgate-Palmolive Company Call, 1/29/16, with J.P. Morgan, Strike Price $80	5,100,000	96,849,000	1.2

Total Options Purchased (Cost $274,350,086)		313,724,000	3.9

Short-Term Obligations

	Principal Amount

Repurchase Agreement with State Street Bank,
0.01% due 1/3/12, Repurchase price $376,605,418 (Collateral: $374,295,000 U.S. Treasury Notes, 0.25% – 0.35% due 12/15/13 to 7/31/14, Value $384,139,181)	376,605,000	376,605,000	4.7
U.S. Treasury Bill, 0.01% due 3/29/12	75,000,000	74,996,850	1.0

Total Short-Term Obligations (Cost $451,604,083)		451,601,850	5.7

Total Investments (Cost $7,625,286,687)(a)		7,964,981,450	100.1

Other Assets and Liabilities, Net		(11,183,729)	(0.1)

Net Assets		$7,953,797,721	100.0%

Net asset value per share		$26.65

*	Non-income producing security.
(a)	Aggregate cost for federal income tax purposes is $7,860,537,645. Net unrealized appreciation of $339,694,763 consists of unrealized appreciation and depreciation of $1,342,076,595 and $(1,002,381,832), respectively.
(b)	Affiliated issuer during the period. See Note 7.
(c)	Illiquid. See Note 8.
(d)	A portion designated as collateral for options and swaps. See Note 9.
(e)	See next page for Options Written.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 16% of net assets.

See Notes to Financial Statements

14 ■ Annual Report	Partners Fund

Portfolio of Investments

Options Written

				Unrealized
	Share Equivalents	Market Value		Gain(Loss)	% of Net Assets

Household Products

Colgate-Palmolive Company Put, 1/29/16, with J.P. Morgan, Strike Price $65	(5,100,000)	$(28,917,000	)(a)	$14,669,993	(0.3)%

Swap Contracts

	Principal Amount	Contract Value

Construction Materials

Cemex S.A.B. de C.V. ADS 3.25% Convertible Subordinated Notes due 3/15/16 (Foreign)	99,000,000	1,779,317		2,956,214	–
Cemex S.A.B. de C.V. ADS 3.75% Convertible Subordinated Notes due 3/15/18 (Foreign)	70,000,000	(2,985,982)		(1,700,044)	–

Total Swap Contracts with Deutsche Bank due 3/15/16		$(1,206,665	)(a)	$1,256,170	–%

Components of Swap Contracts	3.25% Notes	3.75% Notes	Total Swap

Unrealized appreciation(depreciation) on notes	$1,992,208	$(2,486,975)	$(494,767)

Accrued interest on notes	974,188	794,792	1,768,980

Fixed financing fee to Deutsche Bank	(284,143)	(219,398)	(503,541)

Benefit of interest rate moves if terminated before expiration	273,961	211,537	485,498

Unrealized gain(loss)	2,956,214	(1,700,044)	1,256,170

Purchased interest payable	(1,176,897)	(1,285,938)	(2,462,835)

Due to Deutsche Bank	$1,779,317	$(2,985,982)	$(1,206,665)

(a)	Included in Other Assets and Liabilities, net in the Portfolio of Investments.

See Notes to Financial Statements

16 ■ Annual Report	Small-Cap Fund

Small-Cap Fund Management Discussion

Longleaf Partners Small-Cap Fund finished the fourth quarter up 9.1% to deliver a positive return of 1.8% for the year. Although the Russell 2000 Index rose more in the quarter, 15.5%, it ended the year down 4.2%. The Fund has produced excess returns over multiple periods and strong absolute results in the three years since the unprecedented 2008 market decline.

Cumulative Returns at December 31, 2011

	20 Year	Ten Year	Five Year	Three Year	One Year

Small-Cap Fund	754.61%	130.85%	7.21%	85.91%	1.79%

Russell 2000 Index	413.44	72.76	0.75	54.59	(4.18)

Inflation + 10%	953.31	224.06	78.30	41.97	12.96

See page 18 for additional performance information.

Four of the Fund’s five largest holdings drove much of the quarter’s return. Lamar gained 61% as the company reported an increase in revenues for both its digital and traditional billboards. The numbers indicated that digital is not cannibalizing conventional boards, and that real estate and hotels, historically among the largest advertisers, are eroding more slowly and are replaceable. Following good quarterly results and the end of the NBA lockout, Madison Square Garden (MSG) rose 26%. The recent sale of Toronto-based Maple Leaf Sports and Entertainment, which also owns an NBA team, NHL team, and arena, implies that our appraisal of MSG is well below its transaction value. Among the top contributors for 2011, tw telecom added 17% in the fourth quarter. Management continued to execute on its plan to expand the network footprint at very high marginal rates of return. Another top performer for the year, Service Corp, also rose 17% in the last quarter. Revenues in the funeral and cemetery segments grew with pre-need sales doing particularly well. Management is doing a good job of offsetting low death rates and a challenging economic environment by focusing on higher-yielding packages, finding alternative distribution channels, offering tiered services, and repurchasing undervalued shares. The other top contributor in 2011, Dillards, increased a modest 3% in the quarter but 19% for the year. Results in the first half fueled the gain. Since the recession, management has built value through fine-tuned operations and high-return capital allocation including buying in shares during the third quarter’s price decline at a 22% annualized pace.

Few stocks declined in the fourth quarter, and most values were stable or grew. The exception was Olympus which fell 58%, putting it among the worst performers for the year. The revelation that the company had been hiding investment losses for over a decade indicated an initial mistake we made in assessing management. With the appointment of Michael Woodford as CEO, we believed we had upgraded to the right partner. We were stunned when he uncovered the massive fraud. Since the first report of wrongdoing in October, the three executives most involved have resigned, the independent committee’s audit report has provided transparency, the Tokyo Stock Exchange has determined not to delist the stock, and an extraordinary general meeting has been called for April to replace much of management and the board. Our intense due diligence since learning of the fraud indicates that the investment case and underlying value of the globally dominant medical business are intact. We are pursuing various avenues to ensure that the medical division value and our rights as owners are protected. We strive to learn from mistakes and improve our process. Assessing management is the most challenging part of our analysis. Humans are more difficult to predict than businesses or financials. Owning good companies at deep discounts helps dampen the impact when we make an error. In the case of Olympus, although our ultimate return will be lower than

Small-Cap Fund	Longleaf Partners Funds ■ 17

we hoped, the large margin of safety in our purchase price should help minimize a loss even after the unforgivable fraud. We have already recouped 85% of our original investment when considering booked gains and dividends, and the current price is approximately half of our reduced appraisal. The quality of the medical business is unchanged in spite of bad partners.

Level(3), which declined 24% in the quarter but gained 16% for the year, completed its acquisition of Global Crossing. The price fell after Global Crossing’s operating cash flow (OCF) came in slightly below guidance, even though Level(3) met top line expectations and exceeded OCF growth estimates. Because Level(3) provides only yearly guidance, Global Crossing did not indicate its expectations for the next quarter. This post-merger cessation of quarterly guidance by Global Crossing spooked the market but did not impact the combined company’s value, which we appraise at almost three times higher than its current price. Quicksilver fell 11% in the fourth quarter and has been among the Fund’s largest detractors since we purchased this energy company in the third quarter. In addition to the slide in natural gas prices to below $3/mcf with warm weather and oversupply, the company reported slightly lower than expected production and reduced production guidance for 2012. In spite of the environment, management has built value in various ways including successful exploration and finding joint venture partners. The primary challenge to the Fund’s 2011 return came from Texas Industries (TXI) which fell 32%. Continued slow commercial and residential construction demand and delays on a federal transportation bill for infrastructure spending have prolonged the cement industry’s recovery. TXI did not rise during the fourth quarter like most cement producers because the company announced that it was suspending its dividend due to the uncertain timing of a construction recovery. The intrinsic value of TXI’s assets is dramatically higher than the stock price, and the company is positioned to produce significant earnings when cement and aggregates demand returns.

Early in the quarter we took advantage of low prices to fill out our positions in stocks bought earlier in the year. We completed our sale of FICO, the credit score and decision management systems company. Following the steep decline in credit card offerings in 2008, we lowered our appraisal of the company since credit scores related to issuing cards were a meaningful part of profits. Management met the challenge of low volumes by radical cost cutting and share repurchases at deeply discounted levels. We began scaling the holding following the stock’s 35% rise in the first quarter. We completed our exit in the second half of 2011 and reinvested the proceeds into what we believe are far more attractive opportunities.

We end the
year with positive
performance and
a P/V in the
low-60%s...

We end the year with positive performance and a P/V in the low-60%s, much more attractive than the high-60%s level that began the year. The P/V improvement came from replacing more fully-priced names with a handful of qualifying opportunities at large discounts and from value growth. Many appraisals grew at double-digit rates. Our management partners not only proved their abilities as operators, but also made solid capital allocation choices from repurchasing discounted shares to making attractive acquisitions to selling assets at fair prices. We believe that the opportunity for value growth is better today than a year ago. The portfolio sells well below our long-term average P/V, making the Fund a compelling investment.

18 ■ Annual Report	Small-Cap Fund

Performance History

Comparison of Change in Value of $10,000 Investment
Since Inception February 21, 1989

Average Annual Returns at December 31, 2011

	Since Inception	20 Year	Ten Year	Five Year	One Year

Small-Cap Fund	10.18%	11.32%	8.73%	1.40%	1.79%

Russell 2000 Index	8.60	8.52	5.62	0.15	(4.18)

Inflation + 10%	12.79	12.49	12.48	12.26	12.96

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or visit southeasternasset.com for more current performance information.

Small-Cap Fund	Longleaf Partners Funds ■ 19

Portfolio Summary

Portfolio Holdings at December 31, 2011

		Net Assets
Common Stock		96.9%

Texas Industries, Inc.	7.6

tw telecom inc.	7.1

Lamar Advertising Company	6.4

Service Corporation International	6.1

The Madison Square Garden Company	5.5

Fairfax Financial Holdings Limited	5.0

The Wendy’s Company	4.9

Martin Marietta Materials, Inc.	4.9

Markel Corporation	4.8

Scripps Networks Interactive, Inc.	4.7

Vail Resorts, Inc.	4.6

Saks Incorporated	4.6

Willis Group Holdings Public Limited Company	4.3

DineEquity, Inc.	4.1

Dillards, Inc.	4.1

Quicksilver Resources Inc.	3.8

Everest Re Group, Ltd.	3.7

The Washington Post Company	3.6

Level(3) Communications, Inc.	2.8

Potlatch Corporation	2.8

Olympus Corporation	1.5

Cash Reserves		2.6

Other Assets and Liabilities, net		0.5

		100.0%

Portfolio Changes
January 1, 2011 through December 31, 2011

New Holdings	Quarter
Expedia, Inc.	1Q

Global Crossing Limited	2Q

Lamar Advertising Company — Class A	2Q

The Madison Square Garden Company — Class A	2Q

Quicksilver Resources Inc.	3Q

Saks Incorporated	3Q

Scripps Networks Interactive, Inc. — Class A	3Q

Eliminations
Expedia, Inc.	3Q

Fair Isaac Corporation	4Q

Global Crossing Limited (Level(3) Communications, Inc.)(a)	4Q

Pioneer Natural Resources Company	2Q

Ruddick Corporation	3Q

Sealed Air Corporation	2Q

Worthington Industries, Inc.	2Q

(a)	Resulting from corporate action (associated holding)

20 ■ Annual Report	Small-Cap Fund

Portfolio of Investments

Common Stock

	Share Quantity	Market Value	% of Net Assets

Construction Materials

Martin Marietta Materials, Inc.	1,971,000	$148,633,110	4.9%
Texas Industries, Inc.(b)	7,510,757	231,181,100	7.6

		379,814,210	12.5

Diversified Consumer Services

Service Corporation International(b)	17,451,523	185,858,720	6.1

Diversified Telecommunication Services

Level(3) Communications, Inc.*	4,953,733	84,163,924	2.8
tw telecom inc.*(b)	11,150,100	216,088,938	7.1

		300,252,862	9.9

Health Care Equipment & Supplies

Olympus Corporation (Foreign)	3,408,000	44,808,315	1.5

Hotels, Restaurants & Leisure

DineEquity, Inc.*(b)	2,978,100	125,705,601	4.1
Vail Resorts, Inc.(b)	3,317,000	140,508,120	4.6
The Wendy’s Company(b)	27,857,000	149,313,520	4.9

		415,527,241	13.6

Insurance

Everest Re Group, Ltd. (Foreign)	1,335,000	112,260,150	3.7
Fairfax Financial Holdings Limited (Foreign)	351,372	150,726,947	5.0
Markel Corporation*	351,642	145,815,388	4.8
Willis Group Holdings Public Limited Company (Foreign)	3,398,000	131,842,400	4.3

		540,644,885	17.8

Media

Lamar Advertising Company — Class A*	7,025,000	193,187,500	6.4
The Madison Square Garden Company — Class A*	5,869,400	168,099,616	5.5
Scripps Networks Interactive, Inc. — Class A	3,393,000	143,931,060	4.7
The Washington Post Company — Class B	289,000	108,898,090	3.6

		614,116,266	20.2

Multiline Retail

Dillard’s, Inc. — Class A(b)	2,754,400	123,617,472	4.1
Saks Incorporated*(b)	14,304,000	139,464,000	4.6

		263,081,472	8.7

Oil, Gas & Consumable Fuels

Quicksilver Resources Inc.*(b)	17,343,000	116,371,530	3.8

See Notes to Financial Statements

Small-Cap Fund	Longleaf Partners Funds ■ 21

continued

Common Stock
	Share Quantity	Market Value	% of Net Assets

Real Estate Investment Trusts

Potlatch Corporation(b)	2,688,952	$83,653,297	2.8%

Total Common Stocks (Cost $2,845,134,435)		2,944,128,798	96.9

Short-Term Obligations

	Principal Amount

Repurchase Agreement with State Street Bank, 0.01% due 1/3/12, Repurchase price $79,588,088 (Collateral: $80,480,000 U.S. Treasury Note, 0.25% due 12/15/13, Value $81,184,200)	79,588,000	79,588,000	2.6

Total Investments (Cost $2,924,722,435)(a)		3,023,716,798	99.5

Other Assets and Liabilities, Net		14,106,570	0.5

Net Assets		$3,037,823,368	100.0%

Net asset value per share		$25.23

*	Non-income producing security.
(a)	Aggregate cost for federal income tax purposes is $2,926,641,136. Net unrealized appreciation of $98,994,363 consists of unrealized appreciation and depreciation of $483,121,858 and $(384,127,495), respectively.
(b)	Affiliated issuer during the period. See Note 7.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 14% of net assets.

See Notes to Financial Statements

22 ■ Annual Report	International Fund

International Fund Management Discussion

Longleaf Partners International Fund returned 0.6% in the fourth quarter and (20.3)% for the year, falling short of the EAFE Index, which delivered 3.3% and (12.1)% in the same periods. The disappointing 2011 returns negatively impacted five and ten year results, but since inception, the Fund has substantially outperformed EAFE.

Cumulative Returns at December 31, 2011

	Inception	Ten Year	Five Year	Three Year	One Year

International Fund	152.31%	33.76%	(22.27)%	11.61%	(20.29)%

MSCI EAFE Index	47.60	57.78	(21.48)	24.75	(12.14)

Inflation + 10%	373.27	224.06	78.30	41.97	12.96

See page 24 for additional performance information.

Market volatility dominated the second half of the year with exacerbated macro fears around European default, Middle East unrest, a Chinese real estate bubble, emerging market currencies, and U.S. political and economic uncertainty. The overwhelming fear in the market offers a significant advantage for our ability to look through to the underlying value of individual businesses. Many of our companies’ prices have correlated with their broader sectors (i.e., Cemex and Lafarge thrown out with construction materials) or with their home markets (i.e., European domiciled holdings disdained for broader Eurozone concerns, Cheung Kong declining with fears of a Chinese real estate bubble, and HRT discarded with the mass exodus from Brazil). Our company appraisals incorporate the uncertain economic outlook, but our investment decisions are bottom-up and based on company fundamentals rather than top-down based on macro views. Our long time horizon and disciplined company analysis uncover compelling opportunities in macro-driven environments.

Our research team recently spent a week meeting with European management teams. While all are bearish on the near-term prospects and expect a challenged consumer, none of our investments depend heavily on European consumers. Our appraisals assume negative top line growth over the next two years in European segments. These investments, however, while having limited exposure to consumers on the continent, feature significant value outside of European markets. Ferrovial is listed in Spain, but 80% of its business is in the UK (through its investment in BAA) and Canada (through its investment in Cintra). Similarly, ACS is categorized as Spanish construction, but 50% of its business comes from outside of Spain. Less than 25% of Philips’ revenues are European. The bulk of the value is in the medical business where 50% of revenues are in the U.S. and 30% in emerging markets. Consumer health sales are primarily in emerging markets, and the global lighting business has over 70% of revenues outside of Europe. Even Carrefour, which has been primarily challenged by disappointing results in France, derives 50% of its value from Latin America and Asia. Accor has more direct European consumer exposure, but its leading share in economy hotels benefits in a downturn as travelers switch to lower priced rooms.

In the fourth quarter, many stocks rebounded from September lows, but not enough to offset earlier declines. Diminished fears of a U.S. recession helped Cemex add 71% in the quarter, although the stock was among the worst performers for the year with a decline of 48%. Philips recovered 17% in the quarter, but finished down 29% following our purchase in the second quarter. With indications of improved insurance pricing Willis and Fairfax rose 14% and 11% respectively over the last three months. Both stocks remain at discounts to intrinsic value, but we trimmed Fairfax, the Fund’s largest position, after recent gains. Willis was also among the top contributors to the Fund’s 2011 return. The other top

International Fund	Longleaf Partners Funds ■ 23

contributors for the year were Edenred and Yum! Brands, both of which we sold in the third quarter.

HRT was the largest detractor in 2011 as price declined 25% in the fourth quarter and 68% for the year. HRT has faced several headwinds, starting with the price tumbling early in the spring as the lock-up on 40% of its pre-IPO shareholders expired. Later in the year macro factors pressured the stock, and the market questioned HRT’s deal with TNK-BP for 45% of its Solimoes blocks. Most recently, initial drilling results were a disappointment. Although they supported the geological case for hydrocarbons in the Solimoes basin, the low permeability and porosity of the rock will mean higher cost and time to drill than originally anticipated. The stock currently trades near the value of net cash, ignoring the company’s assets in Brazil and Namibia. ACS, another detractor, declined 17% in the quarter and 32% in 2011. Fear over European sovereign debt and economic decline pressured the stock of this global infrastructure engineering firm. Although headquartered in Spain, most of ACS’ business is outside of Europe when looking through their 50% ownership of Hochtief. The company sells for half of our appraisal, and this value should grow over the next few years even without any Spanish or European economic recovery.

The biggest disappointment in the fourth quarter was Olympus which fell 58%. The revelation that the company had been hiding investment losses for over a decade indicated an initial mistake we made in assessing management. With the appointment of Michael Woodford as CEO, we believed we had upgraded to the right partner. We were stunned when he uncovered the massive fraud. Since the first report of wrongdoing in October, the three executives most involved have resigned, the independent committee’s audit report has provided transparency, the Tokyo Stock Exchange has determined not to delist the stock, and an extraordinary general meeting has been called for April to replace much of management and the board. Our intense due diligence since learning of the fraud indicates that the investment case and underlying value of the globally dominant medical business are intact. We are pursuing various avenues to ensure that the medical division value and our rights as owners are protected. We strive to learn from mistakes and improve our process. Assessing management is the most challenging part of our analysis. Humans are more difficult to predict than businesses or financials. Owning good companies at deep discounts helps dampen the impact when we make an error. In the case of Olympus, although our ultimate return will be lower than we hoped, the large margin of safety in our purchase price should help minimize a loss even after the unforgivable fraud. We have already recouped two-thirds of our original investment when considering previously booked gains and dividends, and the current price is approximately half of our reduced appraisal. The quality of the medical business is unchanged in spite of bad partners.

We positioned the portfolio in
attractively
discounted, high quality businesses with management teams who are taking key steps to grow values.

While Japan remains one of the statistically cheapest markets, “cheap” is never enough, nor is “good business” without the right partners. Going forward in Japan, we must have an owner operator at the helm given the low priority for shareholder rights and corporate governance in the country.

In extremely volatile markets such as 2011, we may sell positions below full value to fund opportunities that are more qualitatively or quantitatively attractive. We sold ten positions in the year, including Hirose, Julius Baer, and Seven Bank in the fourth quarter. We trimmed five holdings in the quarter and eight positions over the year. We added eleven new investments in 2011, including Melco in the fourth quarter, and increased five existing positions at opportunistic points. We positioned the portfolio in attractively discounted, high quality businesses with management teams who are taking key steps to grow values.

Southeastern employees added significantly to their investments in the Fund in 2011. Likewise, our management teams have been heavy insider buyers and share repurchasers. Their activity reflects the compelling math that the Fund’s P/V in the low-50%s implies. We thank you for your patience, and we look forward to delivering strong future returns that reward your long-term partnership.

24 ■ Annual Report	International Fund

Performance History

Comparison of Change in Value of $10,000 Investment
Since Inception October 26, 1998

Average Annual Returns at December 31, 2011

	Since Inception	Ten Year	Five Year	One Year

International Fund	7.27%	2.95%	(4.91)%	(20.29)%

EAFE Index	3.00	4.67	(4.72)	(12.14)

Inflation + 10%	12.52	12.48	12.26	12.96

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. Because the EAFE was available only at month-end in 1998, we used the 10/31/98 value for performance since inception. This index is unmanaged and is not hedged for foreign currency risk. Prior to 2010 the Fund used currency hedging as a routine investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or visit southeasternasset.com for more current performance information.

International Fund	Longleaf Partners Funds ■ 25

Portfolio Summary

Portfolio Holdings at December 31, 2011

		Net Assets
Common Stock & Options		92.7%

Fairfax Financial Holdings Limited	8.4

ACS, Actividades de Construccion Y Servicios, S.A.	7.0

Ferrovial S.A.	6.4

Koninklijke Philips Electronics N.V.	6.3

Carrefour S.A.	6.0

Cheung Kong Holdings Limited	5.6

Lafarge S.A.	5.6

Ingersoll-Rand plc	5.2

Cemex S.A.B. de C.V. ADS	4.9

Willis Group Holdings Public Limited Company	4.7

Nitori Holdings Co., Ltd	4.0

Manabi Holding S.A.	3.9

Hochtief AG	3.7

C&C Group plc	3.6

Accor S.A.	3.2

HRT Participacoes em Petroleo S.A.	3.0

Vodafone Group plc ADR	2.9

Melco International Development Limited	2.5

Genting Berhad	2.2

Olympus Corporation	1.6

NKSJ Holdings, Inc.	1.0

Colgate — Palmolive Company (Net Options)	1.0

Dell Inc. (Net Options)	—

Corporate Bonds		0.2

Cemex Finance LLC U.S.	0.2

Cash Reserves		6.9

Other Assets and Liabilities, net		0.2

		100.0%

Portfolio Changes
January 1, 2011 through December 31, 2011

New Holdings	Quarter
Cemex Finance LLC U.S., 9.5% Senior Secured Notes due 12/14/16	4Q

Colgate – Palmolive Company Options	1Q

Ferrovial S.A.	1Q

Genting Berhad	3Q

Hirose Electric Co., Ltd.	3Q

Ingersoll-Rand plc	3Q

Julius Baer Group Ltd	3Q

Koninklijke Philips Electronics N.V.	2Q

Lafarge S.A.	2Q

Manabi Holding S.A.	2Q

Melco International Development Limited	4Q

Nitori Holdings Co., Ltd	1Q

Shanda Interactive Entertainment Limited, 2% Convertible Senior Notes due 9/15/11	1Q

Eliminations

Diageo plc	2Q

Edenred S.A.	3Q

Hirose Electric Co., Ltd.	4Q

Japan Petroleum Exploration Co., Ltd.	1Q

Julius Baer Group Ltd	4Q

Seven Bank, Ltd.	4Q

Shanda Interactive Entertainment Limited ADR	1Q

Shanda Interactive Entertainment Limited, 2% Convertible Senior Notes due 9/15/11	3Q

Vodafone Group plc	3Q

Yum! Brands, Inc.	3Q

26 ■ Annual Report	International Fund

Portfolio of Investments

Common Stock

	Share Quantity	Market Value	% of Net Assets

Beverages

C&C Group plc (Ireland)	15,160,272	$55,920,242	3.6%

Construction & Engineering

ACS, Actividades de Construccion Y Servicios, S.A. (Spain)	3,724,412	110,385,084	7.0
Ferrovial S.A. (Spain)(d)	8,323,428	100,454,237	6.4
Hochtief AG (Germany)	995,107	57,563,331	3.7

		268,402,652	17.1

Construction Materials

Cemex S.A.B. de C.V. ADS* (Mexico)(d)	14,264,200	76,884,038	4.9
Lafarge S.A. (France)	2,482,662	87,269,915	5.6

		164,153,953	10.5

Food & Staples Retailing

Carrefour S.A. (France)	4,113,000	93,768,841	6.0

Health Care Equipment & Supplies

Olympus Corporation (Japan)	1,919,900	25,242,806	1.6

Hotels, Restaurants & Leisure

Accor S.A. (France)	1,982,228	50,245,176	3.2
Genting Berhad (Malaysia)	9,987,000	34,655,205	2.2
Melco International Development Limited* (Hong Kong)	52,144,000	38,739,073	2.5

		123,639,454	7.9

Industrial Conglomerates

Koninklijke Philips Electronics N.V. (Netherlands)(d)	4,713,000	99,304,523	6.3

Insurance

Fairfax Financial Holdings Limited (Canada)	308,000	132,121,796	8.4
NKSJ Holdings, Inc. (Japan)	832,600	16,333,974	1.0
Willis Group Holdings Public Limited Company (Ireland)(d)	1,925,000	74,690,000	4.7

		223,145,770	14.1

Machinery

Ingersoll-Rand plc* (Ireland)(d)	2,673,711	81,467,974	5.2

Metals & Mining

Manabi Holding S.A.* (Brazil)(b)(c) (Formerly IronCo LLC)	91,000	61,510,682	3.9

Oil, Gas & Consumable Fuels

HRT Participacoes em Petroleo S.A.* (Brazil)	153,311	46,685,778	3.0

Real Estate Management & Development

Cheung Kong Holdings Limited (Hong Kong)	7,427,000	88,359,746	5.6

Specialty Retail

Nitori Holdings Co., Ltd. (Japan)(d)	671,500	62,988,567	4.0

Wireless Telecommunication Services

Vodafone Group plc ADR (United Kingdom)	1,645,235	46,115,937	2.9

Total Common Stocks (Cost $1,685,079,772)		1,440,706,925	91.7

See Notes to Financial Statements

International Fund	Longleaf Partners Funds ■ 27

continued

Corporate Bonds
	Principal Amount	Market Value	% of Net Assets

Construction Materials

Cemex Finance LLC U.S., 9.5% Senior Secured Notes due 12/14/16 (Mexico) (Cost $3,202,770)	4,000,000	$3,530,000	0.2%

Options Purchased(e)

	Share Equivalents

Computers & Peripherals

Dell Inc. Call, 8/15/16, with Bank of America Merrill Lynch Strike Price $15.50 (United States)	6,476,800	28,960,364	1.8

Household Products

Colgate-Palmolive Company Call, 1/29/16, with J.P. Morgan, Strike Price $80 (United States)	1,200,000	22,788,000	1.5

Total Options Purchased (Cost $49,767,969)		51,748,364	3.3

Short-Term Obligations

	Principal Amount

Repurchase Agreement with State Street Bank, 0.01% due 1/3/12, Repurchase price $58,620,065 (Collateral: $55,950,000 U.S. Treasury Note, 0.35% due 7/31/14, Value $59,796,563)	58,620,000	58,620,000	3.7
U.S. Treasury Bill, 0.01% due 3/29/12	50,000,000	49,997,900	3.2

Total Short-Term Obligations (Cost $108,619,389)		108,617,900	6.9

Total Investments (Cost $1,846,669,900)(a)		1,604,603,189	102.1

Other Assets and Liabilities, Net		(33,446,754)	(2.1)

Net Assets		$1,571,156,435	100.0%

Net asset value per share		$11.90

*	Non-income producing security.
(a)	Aggregate cost for federal income tax purposes is $1,902,484,761. Net unrealized depreciation of $(242,066,711) consists of unrealized appreciation and depreciation of $164,620,393 and $(406,687,104), respectively.
(b)	Affiliated issuer during the period. See Note 7.

(c)	Illiquid. Board Valued. See Note 8.

(d)	All or a portion designated as collateral for options and forward currency contracts. See Note 9.
(e)	See next page for Options Written.

Note:	Country listed in parenthesis after each company indicates location of headquarters.

See Notes to Financial Statements

28 ■ Annual Report	International Fund

Portfolio of Investments

Options Written

				Unrealized
	Share Equivalents	Market Value		Gain(Loss)	% of Net Assets

Computers & Peripherals

Dell Inc. Put, 8/15/16, with Bank of America Merrill Lynch Strike Price $15.50 (United States)	(6,476,800)	$(29,437,704)		$(421,640)	(1	.8)%

Household Products

Colgate-Palmolive Company Put, 1/29/16, with J.P. Morgan, Strike Price $65 (United States)	(1,200,000)	(6,804,000)		3,449,349	(0.5)

Total Options Written		(36,241,704	)(a)	3,027,709	(2.3)

Forward Currency Contracts

Currency Units Sold

Japanese Yen due 3/30/12	4,770,000,000	$62,080,548	$(476,518)(a)	– %

(a)	Included in Other Assets and Liabilities, net in the Portfolio of Investments.

Country Weightings

	Equity, Bonds,
	& Net Options	Net Assets
France	15.8%	14.8%

Ireland	14.5	13.5

Spain	14.4	13.4

Canada	9.1	8.4

Hong Kong	8.7	8.1

Brazil	7.4	6.9

Japan	7.2	6.6

Netherlands	6.8	6.3

Mexico	5.5	5.1

Germany	3.9	3.7

United Kingdom	3.2	2.9

Malaysia	2.4	2.2

US	1.1	1.0

	100.0%	92.9

Cash, other assets and liabilities, net		7.1

		100.0%

See Notes to Financial Statements

30 ■ Annual Report

Statements of Assets and Liabilities	at December 31, 2011

	Partners	Small-Cap	International
	Fund	Fund	Fund

Assets

Investments:
Affiliated securities, at market value (cost $1,232,599,374, $1,299,174,296 and $91,000,000, respectively) (Note 2, 7)	$1,067,641,790	$1,511,762,298	$61,510,682

Other securities, at market value (cost $6,392,687,313, $1,625,548,139 and $1,755,669,900, respectively) (Note 2)	6,897,339,660	1,511,954,500	1,543,092,507

Total Investments	7,964,981,450	3,023,716,798	1,604,603,189

Cash	485	511	685

Receivable for:

Fund shares sold	3,651,091	16,215,116	1,639,058

Dividends and interest	15,213,643	1,518,794	2,367,610

Securities sold	16,039,742	–	2,093,420

Foreign tax reclaims	–	–	334,778

Prepaid assets	179,059	68,649	49,984

Total Assets	8,000,065,470	3,041,519,868	1,611,088,724

Liabilities

Payable for:
Fund shares redeemed	8,167,895	1,307,640	1,447,575

Securities purchased	1,446,045	–	–

Options written (premiums received $43,586,993, $0 and $39,269,413, respectively) (Note 5, 12)	28,917,000	–	36,241,704

Swap contracts (Note 12)	1,206,665	–	–

Forward currency contracts (Note 2, 12)	–	–	476,518

Investment counsel fee (Note 3)	5,166,442	1,984,989	1,435,325

Administration fee (Note 4)	677,535	253,341	135,039

Other accrued expenses	686,167	150,530	196,128

Total Liabilities	46,267,749	3,696,500	39,932,289

	$7,953,797,721	$3,037,823,368	$1,571,156,435

Net Assets
Net assets consist of:

Paid-in capital	7,679,053,601	2,938,189,343	1,854,858,763

Undistributed net investment loss	(3,136,643)	–	(96,465)

Accumulated net realized gain(loss) on investments and foreign currency	(77,740,163)	639,662	(44,052,258)

Unrealized gain(loss) on investments and foreign currency	355,620,926	98,994,363	(239,553,605)

Net Assets	$7,953,797,721	$3,037,823,368	$1,571,156,435

Net asset value per share	$26.65	$25.23	$11.90

Fund shares issued and outstanding	298,479,492	120,397,083	131,999,744

See Notes to Financial Statements

Longleaf Partners Funds ■ 31

Statements of Operations	For the Year Ended December 31, 2011

	Partners	Small-Cap	International
	Fund	Fund	Fund

Investment Income:

Income:

Dividends from non-affiliates (net of foreign tax withheld of $2,025,948, $763,422 and $6,576,298 respectively)	$92,178,250	$18,344,681	$49,172,640

Dividends from affiliates (net of foreign tax withheld of $0, $0 and $0 respectively) (Note 7)	5,523,434	10,402,421	–

Interest from affiliates (Note 7)	15,009,300	–	–

Interest from non-affiliates	48,915	21,769	329,703

Total Income	112,759,899	28,768,871	49,502,343

Expenses:

Investment counsel fee (Note 3)	66,217,635	24,422,663	23,934,969

Administration fee (Note 4)	8,695,685	3,123,022	2,025,872

Transfer agent fees and expenses	1,981,543	358,743	521,750

Prospectus and shareholder reports	800,299	166,800	116,800

Custodian fees and expenses	194,799	34,500	717,001

Trustees’ fees and expenses	445,300	226,550	226,550

Registration fees	82,182	186,018	52,079

Professional fees	57,017	56,869	56,369

Other	324,865	94,842	82,249

Total Expenses	78,799,325	28,670,007	27,733,639

Net Investment Income	33,960,574	98,864	21,768,704

Realized and Unrealized Gain(Loss):

Net realized gain(loss):

Non-affiliated securities	720,536,701	197,635,633	153,628,219

Affiliated securities (Note 7)	17,888,768	147,292,312	–

Options (Note 12)	482,649	5,452,128	–

Forward currency contracts (Note 12)	–	–	(3,771,455)

Foreign currency transactions	322,991	12,115	77,907

Net Gain	739,231,109	350,392,188	149,934,671

Change in unrealized appreciation(depreciation):

Securities	(1,027,901,561)	(283,884,938)	(600,499,543)

Options (Note 12)	14,669,993	–	3,027,709

Swap contracts (Note 12)	1,256,170	–	–

Forward currency contracts (Note 12)	–	–	(476,518)

Other assets and liabilities	–	–	(31,096)

Change in Net Unrealized Depreciation	(1,011,975,398)	(283,884,938)	(597,979,448)

Net Realized and Unrealized Gain(Loss)	(272,744,289)	66,507,250	(448,044,777)

Net Increase(Decrease) in Net Assets Resulting from Operations	$(238,783,715)	$66,606,114	$(426,276,073)

See Notes to Financial Statements

32 ■ Annual Report

Statements of Changes in Net Assets

	Partners Fund
	Year Ended December 31,
	2011	2010

Operations:

Net investment income	$33,960,574	$19,004,818

Net realized gain from investments	739,231,109	737,344,129

Net change in unrealized appreciation(depreciation)	(1,011,975,398)	592,773,498

Net increase(decrease) in net assets from operations	(238,783,715)	1,349,122,445

Distributions to Shareholders:

From net investment income	(38,097,173)	(42,284,561)

From net realized gain on investments	(203,712,541)	–

Net decrease in net assets from distributions	(241,809,714)	(42,284,561)

Capital Share Transactions (Note 6):

Net proceeds from sale of shares	1,057,457,928	882,269,973

Net asset value of shares issued to shareholders for reinvestment of shareholder distributions	227,136,612	39,171,927

Cost of shares redeemed	(1,435,166,111)	(1,682,506,175)

Net increase(decrease) in net assets from fund share transactions	(150,571,571)	(761,064,275)

Total increase(decrease) in net assets	(631,165,000)	545,773,609

Net Assets:
Beginning of year	8,584,962,721	8,039,189,112

End of year	$7,953,797,721	$8,584,962,721

Undistributed net investment income(loss) included in net assets at end of year	$(3,136,643)	$676,966

See Notes to Financial Statements

Longleaf Partners Funds ■ 33

Small-Cap Fund		International Fund
Year Ended December 31,		Year Ended December 31,
2011	2010	2011	2010

$98,864	$3,716,153	$21,768,704	$15,857,536

350,392,188	149,619,448	149,934,671	67,623,232

(283,884,938)	389,761,404	(597,979,448)	185,488,828

66,606,114	543,097,005	(426,276,073)	268,969,596

(563,683)	(12,596,737)	(22,229,266)	(27,048,211)

(201,415,748)	–	(21,925,881)	–

(201,979,431)	(12,596,737)	(44,155,147)	(27,048,211)

427,610,605	405,332,694	206,166,812	168,424,388

193,894,454	11,670,708	41,254,624	25,045,644

(505,015,279)	(391,298,130)	(417,024,348)	(389,660,084)

116,489,780	25,705,272	(169,602,912)	(196,190,052)

(18,883,537)	556,205,540	(640,034,132)	45,731,333

3,056,706,905	2,500,501,365	2,211,190,567	2,165,459,234

$3,037,823,368	$3,056,706,905	$1,571,156,435	$2,211,190,567

$–	$452,704	$(96,465)	$286,189

See Notes to Financial Statements

34 ■ Annual Report

Notes to Financial Statements

Note 1. Organization
Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund (the “Funds”) are non-diversified and each is a series of Longleaf Partners Funds Trust, a Massachusetts business trust, which is registered as an open-end management investment company under the Investment Company Act of 1940, as amended.

Note 2. Significant Accounting Policies
Management Estimates
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America; these principles may require the use of estimates by Fund management. Actual results could differ from those estimates.

Security Valuation
Portfolio securities listed or traded on a securities exchange (U.S. or foreign), on the NASDAQ national market, or any representative quotation system providing same day publication of actual prices, are valued at the last sale price. If there are no transactions in the security that day, securities are valued at the midpoint between the closing bid and ask prices or, if there are no such prices, the prior day’s close.

In the case of bonds and other fixed income securities, valuations may be furnished by a pricing service which takes into account factors in addition to quoted prices (such as trading characteristics, yield, quality, coupon rate, maturity, type of issue, and other market data relating to the priced security or other similar securities) where taking such factors into account would lead to a more accurate reflection of the fair market value of such securities.

When market quotations are not readily available, valuations of portfolio securities may be determined in accordance with procedures established by and under the general supervision of the Funds’ Trustees. In determining fair value, the Board considers relevant qualitative and quantitative information including news regarding significant market or security specific events. The Board may also utilize a service provided by an independent third party to assist in fair valuation of certain securities. These factors are subject to change over time and are reviewed periodically. Because the utilization of fair value depends on market activity, the frequency with which fair valuation may be used cannot be predicted. Estimated values may differ from the values that would have been used had a ready market for the investment existed.

Repurchase agreements are valued at cost which, combined with accrued interest, approximates market value. Short-term U.S. Government obligations purchased with a remaining maturity of more than 60 days are valued through pricing obtained through pricing services approved by the Funds’ Trustees. Obligations purchased with a remaining maturity of 60 days or less or existing positions that have less than 60 days to maturity generally are valued at amortized cost, which approximates market value. However, if amortized cost is deemed not to reflect fair value, the securities are valued at prices furnished by dealers who make markets in such securities or by an independent pricing service.

The Funds determine net asset values (“NAVs”) once a day, at the close of regular trading on the New York Stock Exchange (“Exchange”) (usually at 4:00 p.m. Eastern time) on days the Exchange is open for business. The Exchange is closed for specified national holidays and on weekends. Foreign securities are generally priced at the latest market close in the foreign market, which may be at different times or days than the close of the Exchange. If events occur which could materially affect the NAV between the close of the foreign market and normal pricing at the close of the Exchange, foreign securities may be fair valued as determined by the Board of Trustees, consistent with any regulatory guidelines.

Longleaf Partners Funds ■ 35

Accounting for Investments
For financial reporting purposes, the Funds record security transactions on trade date. Realized gains and losses on security transactions are determined using the specific identification method. Dividend income is recognized on the ex-dividend date, except that certain dividends from foreign securities are recorded as soon after the ex-dividend date as the Fund is able to obtain information on the dividend. Interest income and Fund expenses are recognized on an accrual basis.

Distributions to Shareholders
Dividends and distributions to shareholders are recorded on the ex-dividend date.

Federal Income Taxes
The Funds’ policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute substantially all taxable income to shareholders. Accordingly, no federal income tax provision is required. The Funds intend to make any required distributions to avoid the application of a 4% nondeductible excise tax. Distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Reclassifications are made within the Funds’ capital accounts to reflect income and gains available for distribution under income tax regulations.

Foreign Currency Translations
The books and records of the Funds are maintained in U.S. dollars. Securities denominated in currencies other than U.S. dollars are subject to changes in value due to fluctuations in exchange rates. Purchases and sales of securities and income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective date of each transaction. The market values of investment securities, assets and liabilities are translated into U.S. dollars daily.

The Funds do not isolate the portion of net realized and unrealized gains or losses in equity security investments which are attributable to changes in foreign exchange rates. Accordingly, the impact of such changes is included in the realized and unrealized gains or losses on the underlying equity securities.

Repurchase Agreements
The Funds may engage in repurchase agreement transactions. The Fixed Income Clearing Corporation (“FICC”) sells U.S. government or agency securities to each Fund under agreements to repurchase these securities at a stated repurchase price including interest for the term of the agreement, which is usually overnight or over a weekend. Each Fund, through FICC, receives delivery of the underlying U.S. government or agency securities as collateral, whose market value is required to be at least equal to the repurchase price. If FICC becomes bankrupt, the Fund might be delayed, or may incur costs or possible losses of principal and income, in selling the collateral.

Options
The Funds may purchase and sell (“write”) call and put options on various instruments including securities to gain long or short exposure to the underlying instruments.

An option contract gives the buyer the right, but not the obligation, to buy(call) or sell(put) an underlying item at a fixed exercise price on a certain date or during a specified period. The cost of securities acquired through the exercise of a call option is increased by the premiums paid. The proceeds from securities sold through the exercise of a purchased put option are decreased by the premiums paid. The cost of purchased options that expire unexercised are treated by the Funds, on expiration date, as realized losses on investments.

36 ■ Annual Report

Notes to Financial Statements

When the Funds write an option, an amount equal to the premium received by the Funds is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Funds, on the expiration date, as realized gains on written options. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or, if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Funds have a realized gain or loss. If a put option is exercised, the premium reduces the cost basis of the security purchased by the Funds.

The current market value of an exchange traded option is the last sales price. Over-the-counter options are valued in accordance with fair value procedures established by and under the general supervision of the Funds’ Trustees.

Risk of Options
Gains on investment in options may depend on correctly predicting the direction of the underlying security. There can be no assurance that a liquid market will exist when a Fund seeks to close out an option position and a Fund may experience losses as a result of such illiquidity. Listed options involve minimal counter-party risk since listed options are guaranteed against default by the exchange on which they trade. When purchasing over-the-counter (OTC) options, the Funds bear the risk of economic loss from counterparty default, equal to the market value of the option.

Swap Contracts
The Funds may enter into swap contracts for purposes of pursuing their investment objectives or as a substitute for investing directly in securities (or shorting securities), or to hedge a position. Swaps are two-party contracts entered into primarily by institutional investors for periods ranging from a day to more than one year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged between the parties is calculated with respect to a “notional amount,” for example, the return on or increase in value of a particular dollar amount invested in a basket of securities. Most swap contracts entered into by the Funds calculate and settle the obligations of the parties to the agreement on a “net basis” with a single payment. Consequently, a Fund’s current obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of such obligations (or rights). A Fund’s current obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Fund).

The market value of a swap contract is determined by marking the underlying security (securities) to their last quoted value at the close of the NYSE, usually 4:00 p.m., Eastern Time. The swap’s market value is then adjusted to accrue dividend or interest income, financing charges and/or other economic terms associated with the contract.

Risk of Swaps
Swap contracts involve, to varying degrees, elements of market risk and exposure to loss in excess of the amount reflected in the Statement of Assets and Liabilities. The notional amounts reflect the extent of the total investment exposure each Fund has under the swap contract. The primary risks associated with the use of swaps are imperfect correlation between movements in the notional amount and the price of the underlying investments and the inability of counterparties to perform. A Fund bears the risk of loss of the amount expected to be received under a swap contract in the event of the default or bankruptcy of a swap counterparty.

Longleaf Partners Funds ■ 37

Forward Currency Contracts
Forward currency contracts are commitments to purchase or sell a foreign currency at a future maturity date at a prespecified price. The resulting obligation is marked-to-market daily using foreign currency exchange rates supplied by an independent pricing service. An unrealized gain or loss is recorded for the difference between the contract opening value and its current value. When a contract is closed or delivery is taken, this gain or loss is realized. For federal tax purposes, gain or loss on open forward contracts in qualifying currencies are treated as realized and are subject to distribution at our excise tax year-end date.

Risk of Forward Currency Contracts
The Funds may use forward currency contracts for hedging purposes to offset currency exposure in portfolio holdings, although they have ceased doing so as a routine practice. Forward contracts may reduce the potential gain from a positive change in the relationship between the U.S. dollar and foreign currencies or, considered separately, may produce a loss. Not all foreign currencies can be effectively hedged; and the costs of hedging may outweigh the benefits. If our hedging strategy does not correlate well with market and currency movements, price volatility of the portfolio could increase. Where a liquid secondary market for forwards does not exist, the Funds may not be able to close their positions and in such an event, the loss is theoretically unlimited. In addition, the Funds could be exposed to risks if the counterparty to these contracts is unable to perform.

Counterparty Risk and Collateral
The Funds have entered in to collateral agreements with counterparties to mitigate risk on OTC derivatives. Collateral is generally determined based on the net unrealized gain or loss with each counterparty, subject to minimum exposure amounts. Collateral, both pledged by and for the benefit of a Fund, is held in a segregated account and comprised of assets specific to each agreement. See Note 13, “Counterparty Risk and Credit-Risk-Related Contingent Features on Derivative Instruments,” for additional information.

Note 3. Investment Counsel Agreement
Southeastern Asset Management, Inc. (“Southeastern”) serves as Investment Counsel to the Funds and receives annual compensation, computed daily and paid monthly, in accordance with the following schedule for the Partners Fund and Small-Cap Fund:

First $400 million of average daily net assets	1.00%

In excess of $400 million	.75%

For the Partners and Small-Cap Funds, Southeastern has agreed to reduce its fees on a pro rata basis to the extent that each Fund’s normal annual operating expenses (excluding taxes, interest, brokerage fees, and extraordinary expenses) exceed 1.5% of average annual net assets. No such reductions were necessary for the current year.

The International Fund fee is calculated in accordance with the following schedule:

First $500 million of average daily net assets	1.20%

In excess of $500 million	1.00%

For this Fund, Southeastern has agreed to reduce its fees on a pro rata basis to the extent that the Fund’s normal annual operating expenses (excluding taxes, interest, brokerage fees, and extraordinary expenses) exceed 1.75% of average annual net assets. No reduction was necessary for the current year.

Note 4. Fund Administrator
Southeastern also serves as the Fund Administrator and in this capacity is responsible for managing, performing or supervising the administrative and business operations of the Funds. Functions include

38 ■ Annual Report

Notes to Financial Statements

the preparation of all registration statements, prospectuses, proxy statements, and oversight of daily valuation of the portfolios and calculation of daily net asset values per share. The Funds pay a fee as compensation for these services, accrued daily and paid monthly, of 0.10% per annum of average daily net assets.

Note 5. Investment Transactions
Purchases and sales of equity securities, purchased options and corporate bonds for the period (excluding short-term obligations) are summarized below:

	Purchases	Sales
Partners Fund	$1,951,195,048	$2,435,745,757

Small-Cap Fund	1,085,776,353	1,087,058,106

International Fund	953,510,692	1,055,982,660

Written options not included in the above purchase and sales transactions for the Funds include:

	Partners Fund		Small-Cap Fund		International Fund
	Share		Share		Share
	Equivalents	Premiums	Equivalents	Premiums	Equivalents	Premiums
Options outstanding at December 31, 2010	–	$–	–	$–	–	$–

Options written	5,111,380	44,625,697	5,716,297	21,330,243	7,676,800	39,269,413

Options closed	(11,380)	(1,038,704)	(5,716,297)	(21,330,243)	–	–

Options outstanding at December 31, 2011	5,100,000	$43,586,993	–	$–	7,676,800	$39,269,413

Note 6. Shares of Beneficial Interest
Each Fund is authorized to issue unlimited shares of beneficial interest with no par value. Transactions in shares of beneficial interest were as follows:

	Year Ended December 31, 2011
	Partners	Small-Cap	International
	Fund	Fund	Fund
Shares sold	37,051,826	15,826,294	14,413,197

Reinvestment of shareholder distributions	8,350,296	7,612,936	3,359,981

Shares redeemed	(50,707,810)	(18,299,542)	(29,944,582)

	(5,305,688)	5,139,688	(12,171,404)

	Year Ended December 31, 2010
	Partners	Small-Cap	International
	Fund	Fund	Fund
Shares sold	34,721,586	16,773,698	12,253,352

Reinvestment of shareholder distributions	1,382,219	437,105	1,628,478

Shares redeemed	(66,050,000)	(16,803,259)	(28,253,441)

	(29,946,195)	407,544	(14,371,611)

Longleaf Partners Funds ■ 39

Note 7. Affiliated Issuer
Under Section 2(a)(3) of the Investment Company Act of 1940, a portfolio company is defined as “affiliated” if a Fund owns five percent or more of its voting stock during all or part of the period.

	Shares(a) at		Market Value at
	December 31,		December 31,	December 31,
	2011		2011	2010
Partners Fund

InterContinental Hotels Group PLC	19,147,000		$344,034,658	$59,577,510

InterContinental Hotels Group PLC ADR	1,331,245		23,949,098	–

Level(3) Communications, Inc.*	9,579,436		162,754,618	139,166,619

Level(3) Communications, Inc. 15% Convertible Senior Notes due 1/13/13	100,062,000	(b)	115,696,688	112,569,750

Vulcan Materials Company	10,704,110		421,206,728	238,517,332

			1,067,641,790	549,831,211

Small-Cap Fund

Dillards, Inc. – Class A	2,754,400		123,617,472	249,476,481

DineEquity, Inc.*	2,978,100		125,705,601	147,058,578

Fair Isaac Corporation(e)	–		–	152,362,842

Potlatch Corporation	2,688,952		83,653,297	87,525,388

Ruddick Corporation(e)	–		–	92,799,960

Quicksilver Resources Inc.*	17,343,000		116,371,530	–

Saks Incorporated*	14,304,000		139,464,000	–

Service Corporation International	17,451,523		185,858,720	132,726,000

Texas Industries, Inc.	7,510,757		231,181,100	200,988,850

tw telecom, inc.*	11,150,100		216,088,938	216,480,951

Vail Resorts, Inc.	3,317,000		140,508,120	111,058,564

The Wendy’s Company	27,857,000		149,313,520	137,237,100

Worthington Industries, Inc.(e)	–		–	121,090,400

			1,511,762,298	1,648,805,114

International Fund

Manabi Holding S.A.*	91,000		$61,510,682	$–

40 ■ Annual Report

Notes to Financial Statements

			Dividend or
	Purchases	Sales	Interest Income(c)
Partners Fund

InterContinental Hotels Group PLC	$310,395,546	$60,388,615	$48,512

InterContinental Hotels Group PLC ADR	21,609,095	–	3,425

Level(3) Communications, Inc.*	–	21	–

Level(3) Communications, Inc. 15% Convertible Senior Notes due 1/13/13	–	–	15,009,300	(d)

Vulcan Materials Company	175,137,886	–	5,471,497

	507,142,527	60,388,636	20,532,734

Small-Cap Fund

Dillards, Inc. – Class A	–	170,257,954	652,805

DineEquity, Inc.*	–	–	–

Fair Isaac Corporation(e)	–	180,914,561	225,347

Potlatch Corporation	–	2,228,636	–

Ruddick Corporation(e)	–	101,548,516	633,303

Quicksilver Resources Inc.*	155,474,077	–	–

Saks Incorporated*	132,628,519	–	–

Service Corporation International	11,577,613	–	3,261,248

Texas Industries, Inc.	115,663,337	–	1,185,278

tw telecom, inc.*	–	34,748,675	–

Vail Resorts, Inc.	53,955,102	3,724,328	1,409,940

The Wendy’s Company	–	9,416,170	2,376,400

Worthington Industries, Inc.(e)	–	139,558,269	658,100

	466,567,178	642,397,109	10,402,421

International Fund

Manabi Holding S.A.*	$91,000,000	$–	$–

*  Non-income producing

(a)	Common stock unless otherwise noted.

(b)	Principal amount.

(c)	Dividend income unless otherwise noted.

(d)	Interest income.

(e)	Not an affiliate at the end of the period.

Note 8. Illiquid Securities
The Partners Fund owns $100,062,000 principal amount of Level(3) Communications, Inc. 15% Convertible Senior Notes due 1/15/13. These notes were acquired directly from Level(3) in an offering registered on Form S-3 under the Securities Act of 1933, and the notes have likewise been registered for resale on Form S-3. Due to the lack of an active trading market, all or a portion of this position may be illiquid. These Level(3) notes represent 1.5% of the Partners Fund’s net assets at December 31, 2011 and are valued by a pricing service using publicly observable inputs (See Note 2).

The International Fund owns 91,000 shares of Manabi Holding S.A. These shares were acquired directly from the issuer in a private placement. They are considered restricted securities within the meaning of

Longleaf Partners Funds ■ 41

Rule 144 promulgated under the Securities Act of 1933. Prior to an initial public offering, shares are subject to other selling restrictions such as a right of first offer for the benefit of other shareholders. Further, upon an initial public offering, it is anticipated that the shares will be subject to a post-offering lock up period as required by underwriters, the BM&FBOVESPA or Brazil’s CVM. Due to the lack of an active trading market, all or a portion of this position may be illiquid. Judgement plays a greater role in valuing illiquid securities than those for which a more active market exists. These shares represent 3.9% of the International Fund’s net assets at December 31, 2011 and are valued using procedures adopted by the Board of Trustees (See Note 2).

Note 9. Collateral
Securities with the following aggregate value were designated to collateralize options, swaps and forward currency contracts at December 31, 2011.

Partners Fund	$573,954,264

International Fund	362,899,788

Note 10. Related Ownership
At December 31, 2011, officers, employees of Southeastern and their families, Fund trustees, the Southeastern retirement plan and other affiliates owned more than 5% of the following Funds:

	Shares Owned	Percent of Fund

Partners Fund	17,927,361	6.0%

Small-Cap Fund	11,755,245	9.8

International Fund	20,228,024	15.3

Note 11. Fair Value Measurements and Disclosures
FASB ASC 820 established a single definition of fair value for financial reporting, created a three-tier framework for measuring fair value based on inputs used to value the Funds’ investments, and required additional disclosure about the use of fair value measurements. The hierarchy of inputs is summarized below.

•	Level 1 – quoted prices in active markets for identical investments

•	Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

•	Level 3 – significant unobservable inputs (including the Funds’ own assumptions in determining the fair value of investments)

Observable inputs are those based on market data obtained from sources independent of the Funds’, and unobservable inputs reflect the Funds’ own assumptions based on the best information available. The input levels are not necessarily an indication of risk or liquidity associated with investing in those securities.

42 ■ Annual Report

Notes to Financial Statements

A summary of the inputs used in valuing the Funds’ net assets as December 31, 2011 follows:

	Level 1	Level 2	Level 3	Total Value

Partners Fund

Common Stocks	$7,083,958,912	$–	$–	$7,083,958,912

Short-Term Obligations	451,601,850	–	–	451,601,850

Corporate Bonds	–	115,696,688	–	115,696,688

Options Purchased	–	313,724,000	–	313,724,000

Options Written	–	(28,917,000)	–	(28,917,000)

Swap	–	(1,206,665)	–	(1,206,665)

	7,535,560,762	399,297,023	–	7,934,857,785

Small-Cap Fund

Common Stocks	2,944,128,798	–	–	2,944,128,798

Short-Term Obligations	79,588,000	–	–	79,588,000

	3,023,716,798	–	–	3,023,716,798

International Fund

Common Stocks	1,379,196,243	–	61,510,682	1,440,706,925

Short-Term Obligations	108,617,900	–	–	108,617,900

Corporate Bonds	–	3,530,000	–	3,530,000

Options Purchased	–	51,748,364	–	51,748,364

Options Written	–	(36,241,704)	–	(36,241,704)

Forward Currency Contracts	(476,518)	–	–	(476,518)

	$1,487,337,625	$19,036,660	$61,510,682	$1,567,884,967

Certain foreign securities are fair valued by utilizing an external pricing service in the event of any significant market movements between the time the Funds value such foreign securities and the earlier closing of foreign markets. Such fair valuations are categorized as Level 2 in the hierarchy. There were no common stocks valued in this manner at December 31, 2011 or 2010.

For Level 3 securities, the Funds use valuation techniques to measure fair value that are consistant with the market approach. The market approach uses prices and other relevant information generated by market transactions involving comparable securities or related indices.

The following is a reconciliation of Level 3 holdings for which significant unobservable inputs were used in determining fair value as of December 31, 2011:

Level 3 Holdings	International Fund

Fair value beginning of year	$–

Purchases	91,000,000

Unrealized loss	(29,489,318)

Fair value end of year	$61,510,682

Longleaf Partners Funds ■ 43

Note 12. Derivative Instruments
In 2011, the Funds invested in options, swaps and forward currency contacts. Footnote 2, “Significant Accounting Policies,” contains additional information regarding the risks associated with these derivatives.

Options
The Partners Fund held purchased call options on Dell, Inc. In 2010, the Fund sold a portion of the underlying equity position to pay for in-the-money options with extended maturities, securing additional exposure to the stock at low implied long-term interest rates. The maximum loss exposure is limited to the premium paid for the options. At December 31, 2011, the market value of the calls represented 2.7% of the Partners Fund’s net assets.

In 2011, both the Partners and International Funds wrote puts and purchased call options on Colgate-Palmolive, effectively creating a long position in five years if the stock sells below $65 (written put) or above $80 (purchased call.) The options can be closed out prior to maturity. At December 31, 2011, the market value of the net put/call position represented 0.9% of the Partners and 1.0% of the International Funds’ net assets.

The International Fund sold its position in Dell while writing puts and purchasing call options at the same strike price as the underlying security. The options provided exposure to Dell at an attractive financing rate while freeing up cash. At December 31, 2011, the put/call combination represented a negligible percentage of the Fund’s Net Assets.

During 2011, the Small-Cap Fund wrote options related to two securities owned by the Fund. The prices of the underlying securities moved quickly and the options were closed at gains.

Swap Contracts
In 2011, the Partners Fund entered into swap contracts for exposure to Cemex convertible bonds at a favorable long-term interest rate. Details of valuation components of the contracts are provided in the Partners Fund Portfolio of Investments on page 14. At December 31, 2011 the swap contract was a negligible percentage of net assets.

Forward Currency Contracts
The International Fund executed limited currency hedges related to specific holdings. At December 31, 2011, less than 0.1% of the International Fund’s net assets were held in currency hedges.

The following is a summary of the location of derivative instruments in the Funds’ financial statements at December 31, 2011:

	Statements of Assets and Liabilities
		Fair Value
Derivative	Location	Partners Fund	International Fund

Options purchased	Other securities, at market value	$313,724,000	$51,748,364

Options written	Payable for options written	(28,917,000)	(36,241,704)

Swap contracts	Payable for swap contracts	(1,206,665)	–

Forward currency contracts	Payable for forward currency contracts	–	(476,518)

		$283,600,335	$15,030,142

The Small-Cap Fund held no derivatives at December 31, 2011.

44 ■ Annual Report

Notes to Financial Statements

	Impact of Derivatives
	on Statements of Operations
	Partners Fund	Small-Cap Fund	International Fund

Net realized gain(loss)

Options purchased	$482,649	$3,520,351	$–

Options written	–	5,452,128	–

Forward currency contracts	–	–	(3,771,455)

	482,649	8,972,479	(3,771,455)

Change in unrealized appreciation(depreciation)

Options purchased	46,626,006	–	1,980,396

Options written	14,669,993	–	3,027,709

Swap contracts	1,256,170	–	–

Forward currency contracts	–	–	(476,518)

	62,552,169	8,972,479	4,531,587

	$63,034,818	$8,972,479	$760,132

For the year ended December 31, 2011 the average volume of derivative activities were as follows:

	Purchased	Written	Swap	Forward
	Options	Options	Contracts	Currency Contracts
	Cost	Premiums	Value	Unrealized

Partners Fund	$269,621,393	$43,586,993	$(15,855,498)	$–

Small-Cap Fund	18,902,734	9,818,372	–	–

International Fund	29,177,142	22,343,376	–	(451,112)

The average costs, premiums and values are calculated based on the gross total of month-end amounts divided by the total number of months. Derivative activity in each Fund is opportunity driven, not routine, and volumes may vary significantly between Funds and accounting periods.

Note 13. Counterparty Risk and Credit-Risk-Related Contingent Features of Derivative Instruments
The Funds may invest in certain securities or engage in other transactions where the Funds are exposed to counterparty credit risk in addition to broader market risks. The Funds may face increased risk of loss in the event of default or bankruptcy by the counterparty or if the counterparty otherwise fails to meet its contractual obligations. The Funds’ investment manager attempts to mitigate counterparty risk by (i) periodically assessing the creditworthiness of its trading partners, (ii) monitoring and/or limiting the amount of its net exposure to each individual counterparty based on its assessment and (iii) requiring collateral from the counterparty for certain transactions. Market events and changes in overall economic conditions may impact the assessment of such counterparty risk by the investment manager. In addition, declines in the values of underlying collateral received may expose the Funds to increased risk of loss.

The Funds have entered into master agreements with its derivative counterparties that provide for general obligations, representations, agreements, collateral, events of default or termination and credit related contingent features. The credit related contingent features include, but are not limited to, a percentage decrease in the Fund’s net assets or NAV over a specified period of time. If these credit

Longleaf Partners Funds ■ 45

related contingent features were triggered, the derivatives counterparty could terminate the positions and demand payment or require additional collateral.

As of December 31, 2011, the Funds held written options and swap contracts with credit related contingent features which had liability positions. If a contingent feature in the master agreements would have been triggered, the Funds could have been required to pay this amount to their derivatives counterparties. In addition, the Funds had posted securities as collateral to cover the net liability of these derivatives which could be used to reduce the required payments.

	Partners Fund	International Fund

Liability for:

Options written	$28,917,000	$36,241,704

Swap contracts	1,206,665	–

	30,123,665	36,241,704

Collateral segregated for benefit of counterparties	$75,624,264	$46,560,000

Note 14. Federal Income Taxes
Required fund distributions are based on income and capital gain amounts determined in accordance with federal income tax regulations, which differ from net investment income and realized gains recognized for financial reporting purposes. Accordingly, the character of distributions and composition of net assets for tax purposes differ from those reflected in the accompanying financial statements.

Distributions were designated subject to tax as follows:

	Year Ended December 31, 2011
	Partners Fund	Small-Cap Fund	International Fund

Long-term capital gains	$203,712,541	$201,415,748	$16,184,835

Ordinary income	38,097,173	563,683	27,970,312

	$241,809,714	$201,979,431	$44,155,147

	Year Ended December 31, 2010
	Partners Fund	Small-Cap Fund	International Fund

Ordinary income	$42,284,561	$12,596,737	$27,048,211

The tax-basis components of net assets at December 31, 2011 were as follows:

	Partners Fund	Small-Cap Fund	International Fund

Unrealized appreciation	$1,356,746,588	$483,121,858	$168,069,742

Unrealized depreciation	(1,239,946,174)	(386,046,196)	(462,961,690)

Net unrealized appreciation(depreciation)	116,800,414	97,075,662	(294,891,948)

Late year losses deferred	(6)	(1,579,003)	(3,439,326)

Undistributed ordinary income	432,917	–	–

Undistributed long-term capital gains	157,510,795	4,137,366	14,628,946

Paid-in capital	7,679,053,601	2,938,189,343	1,854,858,763

	$7,953,797,721	$3,037,823,368	$1,571,156,435

46 ■ Annual Report

Notes to Financial Statements

During the year ended December 31, 2011, capital loss carryforwards were used to offset capital gains as follows:

	Partners Fund	Small-Cap Fund	International Fund

Loss carryforwards applied	$(356,724,245)	$(146,405,962)	$(177,724,186)

There are no capital loss carryforwards remaining to offset future capital gains in any Fund.

The following permanent reclassifications were made between capital accounts to reflect the tax character of foreign currency transactions and distributions. These reclassifications did not affect results of operations or net assets.

	Partners Fund	Small-Cap Fund	International Fund

Paid-in capital	$–	$–	$(5,741,046)

Undistributed net investment loss	322,991	12,115	77,907

Accumulated net realized gain(loss) on investments and foreign currency	(322,991)	(12,115)	5,663,139

The Funds’ tax returns are subject to examination by the relevant tax authorities until expiration of the applicable statute of limitations, which is generally three years after filing of the tax return but could be longer in certain circumstances. Management has analyzed the Funds’ tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2008-2011), and has concluded that no provision for federal income tax is required in the Funds’ financial statements.

48 ■ Annual Report

Financial Highlights

The presentation is for a share outstanding throughout each period.

			Net
			Gains
	Net		(Losses) on			Distri-
	Asset	Net	Securities	Total	Dividends	butions
	Value	Investment	Realized	from	from Net	from
	Beginning	Income	and	Investment	Investment	Capital
	of Period	(Loss)	Unrealized	Operations	Income	Gains

Partners Fund

Year Ended December 31,

2011	$28.26	$0.11	$(0.90)	$(0.79)	$(0.13)	$(0.69)

2010	24.09	0.07	4.24	4.31	(0.14)	–

2009	15.69	0.06	8.35	8.41	(0.01)	–

2008	33.16	0.03	(16.80)	(16.77)	(0.03)	(0.67)

2007	34.86	0.07	(0.12)	(0.05)	(0.07)	(1.58)

2006	30.97	0.14	6.53	6.67	(0.14)	(2.64)

Small-Cap Fund

Year Ended December 31,

2011	26.52	–	0.49	0.49	(0.01)	(1.77)

2010	21.77	0.03	4.83	4.86	(0.11)	–

2009	14.58	0.08	7.11	7.19	–	–

2008	27.04	0.08	(11.97)	(11.89)	(0.08)	(0.44)

2007	30.12	0.14	0.93	1.07	(0.14)	(4.01)

2006	27.02	0.50	5.49	5.99	(0.56)	(2.33)

International Fund

Year Ended December 31,

2011	15.34	0.17	(3.28)	(3.11)	(0.17)	(0.16)

2010	13.66	0.12	1.75	1.87	(0.19)	–

2009	11.09	0.07	2.50	2.57	–	–

2008	19.78	0.04	(7.93)	(7.89)	(0.04)	(0.74)

2007	18.91	(0.01)	2.95	2.94	–	(2.07)

2006	17.36	0.02	2.89	2.91	(0.01)	(1.35)

(a)	Total return reflects the rate that an investor would have earned on investment in the Fund during each period, assuming reinvestment of all distributions.

Longleaf Partners Funds ■ 49

						Ratio of
					Ratio of	Net
Distri-		Net			Expenses	Investment
butions		Asset		Net Assets	to	Income
from	Total	Value		End of	Average	(Loss) to	Portfolio
Return of	Distri-	End of	Total	Period	Net	Average	Turnover
Capital	butions	Period	Return(a)	(thousands)	Assets	Net Assets	Rate

$–	$(0.82)	$26.65	(2.85)%	$7,953,798	0.91%	0.39%	23.55%

–	(0.14)	28.26	17.89	8,584,963	0.91	0.23	36.72

–	(0.01)	24.09	53.60	8,039,189	0.91	0.26	28.54

–	(0.70)	15.69	(50.60)	5,788,782	0.90	0.14	29.68

–	(1.65)	33.16	(0.44)	11,231,099	0.89	0.20	15.17

–	(2.78)	34.86	21.63	10,871,594	0.90	0.45	18.98

–	(1.78)	25.23	1.79	3,037,823	0.92	–	37.33

–	(0.11)	26.52	22.32	3,056,707	0.93	0.14	16.67

–	–	21.77	49.31	2,500,501	0.95	0.45	12.93

(0.05)	(0.57)	14.58	(43.90)	1,803,685	0.93	0.37	22.61

–	(4.15)	27.04	2.80	3,536,052	0.91	0.49	28.28

–	(2.89)	30.12	22.33	3,447,285	0.92	1.87	34.90

–	(0.33)	11.90	(20.29)	1,571,156	1.37	1.07	48.87

–	(0.19)	15.34	13.69	2,211,191	1.38	0.76	27.80

–	–	13.66	23.17	2,165,459	1.59	0.55	20.15

(0.02)	(0.80)	11.09	(39.60)	2,041,338	1.60	0.27	43.94

–	(2.07)	19.78	15.29	3,902,820	1.57	(0.04)	30.44

–	(1.36)	18.91	17.07	3,254,538	1.61	0.09	24.30

50 ■ Annual Report

Report of Independent Registered Public Accounting Firm

To the Trustees of Longleaf Partners Funds Trust and Shareholders of Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund:

In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Longleaf Partners Funds Trust (comprised of Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund hereafter referred to as the “Funds”) at December 31, 2011, and the results of each of their operations for the year then ended, and the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as “financial statements”) are the responsibility of the Funds’ management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2011 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Baltimore, Maryland
February 10, 2012

Longleaf Partners Funds ■ 51

Statement Regarding Basis for Approval of Investment Advisory Contracts

Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund (the “Funds”) are non-diversified and each is a series of Longleaf Partners Funds Trust, a Massachusetts business trust which is an open-end management investment company registered with the US Securities and Exchange Commission. Southeastern Asset Management, Inc. (“Southeastern”) acts as investment counsel and fund administrator under agreements with each Fund (the “Agreements”). Trustees for each Fund, including Trustees who are not “interested persons” of the Funds as that term is defined under the Investment Company Act of 1940, as amended (the “Independent Trustees”), are responsible for overseeing the performance of Southeastern and meet annually to review information specific to each Fund to determine whether or not the Agreements with Southeastern ought to be approved.

On September 7, 2011, Trustees for each Fund met to determine whether the Agreements with Southeastern should be approved for the period November 1, 2011 to October 31, 2012. In advance of the meeting, the Independent Trustees reviewed materials relating to the existing Agreements, including an independent expense and performance summary prepared by Lipper Inc. The Lipper materials included comparisons of each Fund with other funds in a comparable Lipper universe, as well as additional funds selected for comparison by the Independent Trustees. Trustees reviewed this comparative Lipper data regarding management and non-management fees and expenses, portfolio turnover, brokerage commissions, investment performance and long-term performance in light of total fund expenses (the “Lipper Data”). Other materials reviewed included information concerning the nature, extent and quality of Southeastern’s services, Southeastern’s profitability and financial results, including advisory fee revenue and separate account advisory fee schedules, and whether economies of scale are, or would be, shared with Fund investors as assets under management increase. Based on the information reviewed, as well as information received throughout the year and first-hand interaction with Southeastern’s personnel, the Trustees for each Fund unanimously approved the selection of Southeastern as adviser and administrator, and the amounts to be paid by each Fund under Agreements with Southeastern.

In addition, the Trustees approved the reappointment of Southeastern Asset Management International (UK) Ltd. (SAMI UK) and Southeastern Asset Management International (Singapore) Pte. Ltd (SAMI Singapore) to serve as subadvisers to each Fund. Importantly, Southeastern reported to the Trustees that the appointment of SAMI UK and SAMI Singapore would not result in a change in the nature, quality or level of service received by the Funds, and no change in fees paid. Southeastern continues to have primary responsibility for managing its clients’ portfolios, including those of the Longleaf Partners Funds. The SAMI UK and SAMI Singapore offices improve Southeastern’s capacity to manage portfolios with investments around the world.

In considering the Agreements, the Trustees did not identify any single factor as all-important or controlling, and each Trustee may have weighed various factors differently. The following summary does not detail all the factors considered, but discusses the material factors and the Trustees’ conclusions.

Nature, Extent and Quality of Services Provided
While the investment performance of each Fund and Southeastern (discussed below) is relevant to an evaluation of the nature, extent and quality of services provided, the Trustees also considered Southeastern’s governing principles as significant. These principles are stated at the beginning of the Funds’ Prospectus:

•	We will treat your investment as if it were our own.

•	We will remain significant investors in Longleaf Partners Funds.

52 ■ Annual Report

Statement Regarding Basis for Approval of Investment Advisory Contracts

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose each equity investment based on its discount from our appraisal of corporate intrinsic value, its financial strength, its management, its competitive position, and our assessment of its future earnings potential.

•	We will focus our assets in our best ideas.

•	We will not impose loads or 12b-l charges on mutual fund shareholders.

•	We will consider closing to new investors if closing would benefit existing clients.

•	We will discourage short-term speculators and market timers.

•	We will continue our efforts to enhance shareholder services.

•	We will communicate with our investment partners as candidly as possible.

The Trustees concluded that Southeastern had been successful in operating each Fund under these governing principles, and that Longleaf shareholders had benefited from Southeastern’s execution of its investment discipline over the long term, as well as its shareholder oriented approach. Southeastern’s actions on behalf of shareholders have gone beyond stock selection and included active engagement with portfolio companies when necessary and involvement in the market structure debate. The Trustees looked favorably on Southeastern’s unique Code of Ethics requirement that employees use Longleaf for virtually all public equity investing. The Trustees noted that, as one of the largest shareholder groups, Southeastern and its affiliates’ interests are aligned with other shareholders, facing the same risks, paying the same fees, and sharing the same motivation to achieve positive absolute returns. In addition, significant investment by Southeastern’s personnel has contributed to the economies of scale which have lowered fees and expenses for shareholders over time.

The Trustees recognized Southeastern’s consistent implementation of the governing principles, noting that Southeastern and the Funds had continued to receive recognition in the press, and among industry observers and participants, for the quality of its investment process, as well as its shareholder orientation and integrity. The Trustees expressed confidence in the research, analysis, knowledge and 36-years’ experience of Southeastern. The Trustees concluded that shareholders buy the Funds primarily to gain access to Southeastern’s investment expertise and shareholder orientation, and weighed this heavily in approving the Agreements.

Trustees concluded that Southeastern’s administrative services, including fund accounting, legal, trading, shareholder reporting, compliance and oversight of Fund operations, had been high quality, and favored approving Southeastern for another year. Trustees concluded that Southeastern had been open, responsive, timely and cooperative in providing information required to oversee the Funds.

Comparative Investment Performance of the Funds and Adviser
Using the Lipper Data, the Trustees compared each Fund through periods ended June 30, 2011, to other similar funds, as well as the following objective benchmarks: inflation plus 10%, and each Fund’s market index plus 200 basis points. All three Longleaf Partners Funds’ long-term results lagged inflation plus 10%, but compared favorably to market indices. A significant factor to all Trustees was Southeastern’s courage to stand behind its convictions, following strict application of its investment discipline, often buying or holding companies currently out of favor. The Trustees concluded that this approach is consistent with each Fund’s long-term investment horizon. Specifically, the Trustees noted that, while the Funds’ performance for 2008 through March of 2009 had been negative and continued

Longleaf Partners Funds ■ 53

to weigh on results, subsequent performance had rebounded significantly. In particular, Longleaf Partners Fund and Longleaf Partners Small-Cap Fund had materially outperformed inflation plus 10% and their market indices for the 12 and 24 months ended June 30, 2011, and Longleaf Partners International Fund had meaningfully exceeded inflation plus 10% for the same periods. This strong rebound across the three funds, as well as attractive price to value ratios at each, supported the prospect of improved absolute returns over the long term.

The Trustees reviewed after-tax performance information for each Fund and noted that taxable shareholders were benefited by Southeastern’s long-term, low turnover, tax efficient management style as compared to funds with more frequent trading.

The Costs of the Services to be Provided and Profits to be Realized by the Investment Adviser and its Affiliates from the Relationship with the Fund
The Trustees considered each Fund’s management fee rates and expense ratios relative to industry averages, advisory fees charged to Southeastern’s private account clients and similar funds selected by Lipper and the Independent Trustees.

While Southeastern’s management fees for each Fund were above average, non- management expenses were below average, due in part to Southeastern’s performance and/or oversight of various operating functions. While the Trustees considered these fees separately, they viewed total expenses borne by shareholders as more important. In addition, the Trustees weighed favorably the fact that Southeastern had foregone additional fee income in each Fund’s early years through application of the expense limitation, and in later years by closing each Fund to protect shareholder interests. The Trustees noted that Longleaf Partners Fund had been closed from July 2004 to January 2008, Longleaf Partners International Fund had been closed from February 2004 to July 2006, and Longleaf Partners Small-Cap Fund had been closed since July 1997. The Trustees also recognized that Southeastern does not have an affiliated entity providing transfer agent, custodian, broker dealer or services other than investment management and fund administration. Accordingly, Southeastern neither generates additional fees for itself through related entities, nor allocates Fund brokerage to pay its expenses. The transparency of Southeastern’s fees and lack of supplemental sources of revenue was a significant factor to the Trustees.

With respect to Longleaf Partners Fund for the ten year period ended June 30, 2011, the Fund generated above average returns at below average total expenses when compared to its Lipper universe. With respect to Longleaf Partners Small-Cap Fund, for both the 5 and 10 year periods, it generated above average returns with below average expenses compared to its Lipper universe. With respect to Longleaf Partners International Fund, for the five year period ended June 30, 2011, it generated above average returns at below average total expenses when compared to its Lipper universe. The Trustees took into account recent as well as long-term performance, the addition of several analysts to the international research team, the costs of maintaining overseas offices, as well as a reduction in break point discussed below, when evaluating the fee level of the International Fund. In light of the qualifications, experience, reputation, and performance of Southeastern with respect to each Fund, as well as the steps taken to limit or reduce receipt of fees over time, the Trustees concluded that fees paid to Southeastern by each Fund are reasonable.

The Trustees compared the fees paid to Southeastern by the Funds with those paid by Southeastern’s private account clients. To the extent private account fees were lower than Fund fees, the Trustees concluded that the range of services provided to the Funds is more extensive and the risks associated with operating SEC registered, publicly traded mutual funds are greater. Funds are more work because of the complex overlay of regulatory, tax and accounting issues which are unique to mutual funds. In

54 ■ Annual Report

Statement Regarding Basis for Approval of Investment Advisory Contracts

addition, the work required to service shareholders is more extensive because of the significantly greater number and managing trading is more complex because of more frequent fund flows, as well as IRS diversification compliance. With respect to risk, not only has regulation become more complex and burdensome, but the scrutiny of regulators and shareholders has gotten more intense. The Trustees concluded that reasonable justifications exist to the extent that there are differences in fee rates between the two lines of business.

The Trustees reviewed reports of Southeastern’s financial position, including overall revenues and expenses of the firm, as well as an Investment Manager Profitability Analysis prepared by Lipper Inc. While the Trustees considered the profitability of Southeastern as a whole, and jointly determined with Southeastern a method to allocate costs between mutual fund and private account activities, they did not evaluate on a Fund-by-Fund basis Southeastern’s profitability and/or costs. Because no generally accepted cost allocation methodology exists, and estimating the cost of providing services on a Fund specific basis is difficult, Southeastern provided its complete financial statements to the Trustees and stipulated conservatively for renewal purposes that its operation of each Fund should be considered highly profitable, at least as profitable as, if not more profitable than, investment managers with similar assets under management. The Trustees concluded that significant profits were not unreasonable given Southeastern’s successful investment management and strong shareholder orientation, as well as steps it had taken to limit or reduce its fees over time. As between the Funds and private account business, the Trustees acknowledged that cost allocation methods were not precise, but felt profits derived with respect to the Funds were reasonable. The Trustees also gave significant weight to the preferences and expectations of individual Fund shareholders and their relative sophistication, noting that the level of assets under management (despite closing often, no sales force, or 12b-l plan) is a direct result of Southeastern’s successful asset management and strong shareholder orientation. Similarly, if a shareholder wants to redeem, he or she is not constrained by the thought of having to pay a redemption fee or to recoup a front-end load. Thus, in assessing whether the costs of Southeastern’s services and its resulting profits are reasonable, the Trustees considered it meaningful that the Funds’ asset base consists of shareholders who have freely chosen to retain access to Southeastern’s services, with full disclosure of advisory fee rates.

The Extent to which Economies of Scale would be Realized as each Fund Grows, and whether Current Fee Levels Reflect these Economies of Scale for the Benefit of Fund Investors

Because Southeastern’s fee structure for each Fund contains a breakpoint, economies of scale will be realized as each Fund grows. The Trustees noted that Southeastern bore costs in excess of each Fund’s expense limitation in early years, and that total expenses of each Fund have declined as a percentage of assets over time. Because fee levels for Longleaf Partners Fund and Longleaf Partners Small-Cap Fund currently reflected a greater sharing of economies of scale than the fee for Longleaf Partners International Fund, and in order to reward the loyalty of International Fund shareholders, Southeastern recommended a reduction in that Fund’s breakpoint from $2.5 billion to $500 million. The higher breakpoint had been set in expectation that the International Fund could become as large as the Partners Fund. While it could still become that large in time, Southeastern was mindful that at current asset levels, shareholders did not benefit from the breakpoint. With this breakpoint reduction, the Trustees were satisfied that breakpoints of each Fund were set at appropriate levels, and economies of scale would be shared sufficiently with Fund shareholders.

Conclusion
While the material factors that the Trustees considered are summarized above, each individual Trustee considered and weighed in the aggregate all information prior to making a renewal decision. All

Longleaf Partners Funds ■ 55

Trustees, including the Independent Trustees, concluded that Southeastern’s fee structure was fair and reasonable in light of the nature and quality of services provided, and that approval of the Investment Counsel and Fund Administration Agreements was in the best interest of each Fund and its shareholders.

56 ■ Annual Report

Expense Example

Shareholders of mutual funds may incur two types of costs: (1) ongoing costs, including management fees, transfer agent fees, and other fund expenses; and (2) transaction costs, including sale charges (loads) and redemption fees. Longleaf does not charge transaction fees of any sort.

The following examples are intended to show the ongoing costs (in dollars) of investing in the Longleaf Funds and to enable you to compare the costs of investing in other mutual funds. Each example is based on an investment of $1,000 made at July 1, 2011 and held through December 31, 2011.

Actual Expenses

The table below provides information about actual account values and actual expenses using each Fund’s actual return for the period. To estimate the expenses that you paid over the period, divide your account balance by $1,000 (for example, a $12,500 account balance divided by $1,000 = 12.5), then multiply the result by the number in the third line entitled “Expenses Paid During Period.”

Ongoing Expenses and Actual Fund Returns
for the Period July 1, 2011 to December 31, 2011

	Partners	Small-Cap	International

Beginning Account Value	$1,000.00	$1,000.00	$1,000.00

Ending Account Value	971.50	1,017.85	797.07

Expenses Paid During Period*	4.45	4.60	6.06

Annualized Expense Ratio for Period	0.91%	0.92%	1.36%

*	Expenses are equal to the Fund’s annualized expense ratio, multiplied by the average account value for the period, multiplied by the number of days in the most recent fiscal half year (184) divided by 365 days in the current year.

Longleaf Partners Funds ■ 57

Hypothetical Example for Comparison Purposes
The table below provides information about hypothetical account values and expenses based on each Fund’s actual expense ratio and assumed returns of 5% per year before expenses, which are not the Funds’ actual returns. Do not use the hypothetical data below to estimate your ending account balance or expenses you paid. This information serves only to compare the ongoing costs of investing in Longleaf with other mutual funds. To do so, examine this 5% hypothetical example against the 5% hypothetical examples found in other funds’ shareholder reports.

The expenses shown in the table highlight only ongoing costs and do not reflect transactional costs that may be charged by other funds. Therefore, the third line of the table does not reveal the total relative costs of owning different funds. Since Longleaf does not charge transactions fees, you should evaluate other funds’ transaction costs to assess the total cost of ownership for comparison purposes.

Ongoing Expenses and Hypothetical 5% Return
for the Period July 1, 2011 to December 31, 2011

	Partners	Small-Cap	International

Beginning Account Value	$1,000.00	$1,000.00	$1,000.00

Ending Account Value	1,020.62	1,020.57	1,018.35

Expenses Paid During Period*	4.56	4.61	6.81

Annualized Expense Ratio for Period	0.91%	0.92%	1.36%

*	Expenses are equal to the Fund’s annualized expense ratio, multiplied by the average account value for the period, multiplied by the number of days in the most recent fiscal half year (184) divided by 365 days in the current year.

58 ■ Annual Report

Information on Boards of Trustees

Each Fund is served by a separate Board of Trustees composed of eight members. The membership of each Board is the same. There is no stated term of service, and Trustees continue to serve after election until resignation. All Trustees presently serving except for Rex M. Deloach were elected or re-elected at a meeting of shareholders held on September 19, 2001 in Boston, Massachusetts.

Length of Service
Name, Age	Positions Held	as Trustee
And Address	With Funds	(Year Began)

Affiliated or Interested Trustees*

O. Mason Hawkins, CFA, (63) 6410 Poplar Ave., Suite 900 Memphis, TN 38119	Co-Portfolio Manager	Partners Fund Small-Cap Fund International Fund	1987 1989 1998

Margaret H. Child (56) 137 Marlborough Street #3 Boston, MA 02116	Trustee	Partners Fund Small-Cap Fund International Fund	2001 2001 2001

Independent or Non-Interested Trustees

Chadwick H. Carpenter, Jr. (61) 6410 Poplar Ave., Suite 900 Memphis, TN 38119	Trustee	Partners Fund Small-Cap Fund International Fund	1993 1993 1998

Daniel W. Connell, Jr. (63) 4016 Alcazar Avenue Jacksonville, FL 32207	Trustee	Partners Fund Small-Cap Fund International Fund	1997 1997 1998

Rex M. Deloach (74) 154 County Road 231 Oxford, MS 38655	Trustee	Partners Fund Small-Cap Fund International Fund	2003 2003 2003

Steven N. Melnyk (64) 5015 Pirates Cove Road Jacksonville, FL 32210	Trustee	Partners Fund Small-Cap Fund International Fund	1991 1991 1998

C. Barham Ray (65) 6410 Poplar Ave., Suite 900 Memphis, TN 38119	Trustee	Partners Fund Small-Cap Fund International Fund	1992 1992 1998

Perry C. Steger (49) 1978 South Austin Avenue Georgetown, TX 78626	Chairman of the Board	Partners Fund Small-Cap Fund International Fund	2001 2001 2001

*	Mr. Hawkins is a director and officer of Southeastern Asset Management, Inc. and as such is classified as an “interested” Trustee. Ms. Child is not affiliated with Southeastern, but performs certain administration and operational functions for the Funds in Massachusetts, their state of organization, and could be deemed to be an “interested” Trustee.

Longleaf Partners Funds ■ 59

	Number of
Principal Occupations	Portfolios	Other
During Past 5 Years	Overseen	Directorships

Affiliated or Interested Trustees*

Chairman of the Board and Chief Executive Officer, Southeastern Asset Management, Inc.	3

Marketing Consultant since 2005; Chief Marketing Officer, Bingham McCutchen, LLP (1999-2004) (an international law firm); Director of Marketing, Arthur Andersen LLP (accounting firm) Memphis office (1991-98), Atlanta office (1998-99).	3

Independent or Non-Interested Trustees

Private Investor and Consultant since 1998; Senior Executive Officer, Progress Software Corp. (1983-98)	3

Private Investor since 2006; President and CEO, Twilight Ventures, LLC (investment holding company) (2004-2006); Senior Vice President-Marketing, Jacksonville Jaguars (NFL franchise) (1994-2004)	3

President, Financial Insights, Inc. (financial consulting and litigation support) since 2002; Vice President, The Oxford Company (private land and timber, investments) since 1994.	3

Senior Vice President, Stephens, Inc. since 2009; Real Estate Development, The Sea Island Company, (2005-2009); Private Investor and Consultant since 1997; Golf Commentator, ABC Sports since 1991; President, Riverside Golf Group, Inc. since 1989.	3	Director, First Coast Community Bank, Fernandina Beach, FL

Private Investor and Consultant since 2008; Partner, 360 Goodwyn LLC (real estate development) since 2005; Partner, SSM Corp. (venture capital firm) 1974-2007	3	Director, Financial Federal Savings Bank, Memphis, TN and INNOVA, Memphis, TN

President, Steger & Bizzell Engineering, Inc. (engineering firm) since 2003; Director of Product Strategy, National Instruments, Inc. (1996-2003)	3

60 ■ Annual Report

Fund Information

The following additional information may be obtained for free by calling (800)445-9469, Option 1, or visiting southeasternasset.com, or on the SEC’s website at sec.gov.

Proxy Voting Policies and Procedures

A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI).

Proxy Voting Record

Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX.

Quarterly Portfolio Holdings

Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Please call (800) SEC-0330 for information on the operation of the Public Reference Room.

In addition to Form N-Q, Longleaf publishes reports for each calendar quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively.

Fund Trustees

Additional information about Fund Trustees is included in the Statement of Additional Information (SAI).

Longleaf Partners Funds ■ 61

Service Directory

Call (800)445-9469

Fund Information ▪ Option 1
To request a printed Prospectus, Summary Prospectus (southeasternasset.com/misc/prospectus.cfm), Statement of Additional Information (including Longleaf’s Proxy Voting Policies and Procedures), financial report, application or other Fund information from 8:00 a.m. to 8:00 p.m. Eastern time, Monday through Friday.

Daily Fund Prices ▪ Option 2
For automated reporting 24 hours a day, seven days a week.

Account Information ▪ Option 3
For account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

Shareholder Inquiries ▪ Option 0
To request action on your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.

Correspondence

By regular mail:	By express mail or overnight courier:
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o BNY Mellon
Providence, RI 02940-9694	4400 Computer Drive
Westborough, MA 01581
(800)445-9469

Published Daily Price Quotations

Below are the common references for searching printed or electronic media to find daily NAVs of the Funds.

			Transfer Agent	Status to
Abbreviation	Symbol	Cusip	Fund Number	New Investors

Partners	LLPFX	543069108	133	Open

Sm-Cap	LLSCX	543069207	134	Closed 7/31/97

Intl	LLINX	543069405	136	Open

Governing Principles

We will treat your investment as if it were our own.

We will remain significant investors in Longleaf Partners Funds.

We will invest for the long term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

We will choose each equity investment based on its discount from our appraisal of corporate intrinsic value, its financial strength, its management, its competitive position, and our assessment of its future earnings potential.

We will focus our assets in our best ideas.

We will not impose loads or 12b-1 charges on mutual fund shareholders.

We will consider closing to new investors if closing would benefit existing clients.

We will discourage short-term speculators and market timers.

We will continue our efforts to enhance shareholder services.

We will communicate with our investment partners as candidly as possible.